
03043308

OUR STRENGTHS COMBINED WITH A WORLD OF OPPORTUNITY



BJ SERVICES COMPANY

2003 Annual Report

SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share amounts)	2003	2002
Revenue	$ 2,142,877	$ 1,865,796
Operating income	293,241	262,890
Income before taxes	275,672	252,694
Net income	188,177	166,495
Basic EPS	1.19	1.06
Diluted EPS	1.17	1.04
Total assets	2,785,957	2,442,370
Total interest-bearing debt	499,642	492,840
Stockholders' equity	1,650,632	1,418,628
Capital expenditures	167,183	179,007
Employees (end of year)	11,990	11,681

Financial Review

The Company's revenue increased 15% in 2003 versus 2002 due primarily to increased activity in its North America operations and the addition of the completion tools and completion fluids service lines acquired with OSCA, Inc. ("OSCA") in May 2002.

Operating income for 2003 was $293.2 million, an increase of $30.4 million compared to 2002. Operating income as a percentage of revenue declined from 14.1% to 13.7% due primarily to lower prices received for pressure pumping services in the U.S.

The Company's net cash flows from operating activities were $326.9 million for 2003 of which $167.2 million was used to fund capital expenditures during the year. The Company remains conservatively capitalized with a debt (net of cash) to capitalization ratio of 12% compared to 22% at the end of 2002.



Worldwide Rig Count
Earnings Per Share
BJ Stock Indexed to Oilfield Service Index and S&P 500
Total Revenue vs Revenue Per Rig
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
99
00
01
02
03
Canada
International
250
200
150
100
50
0
BJ Stock Price
S&P 500
$2,500
$2,000
$1,500
$1,000
$500
$0
Total Revenue ($millions)
$1,100
$1,000
$900
$800
$700
$600
Revenue Per Rig ($thousands)
U.S.
Revenue Per Rig

BJ Services Company is listed on the New York Stock Exchange and its common stock trades under the symbol "BJS". The Company's core business consists of cementing, stimulation and coiled tubing services worldwide. The Company also provides completion tools, completion fluids, tubular services, pipeline and industrial commissioning and inspection services and specialty chemicals in selected geographic markets.

Letter to Shareholders

Worldwide drilling activity for the year was up 11% with U.S. activity up 11%, Canadian activity up 29% and International activity, exclusive of North America, up 1%. Consolidated revenue was $2.1 billion, up 15% from the prior year. Each quarter, except the first, the Company achieved positive year over year revenue and earnings comparisons and the Company posted revenue gains from every pressure pumping geographic region and from each business line during fiscal year 2003. For the year, earnings per diluted share was $1.17, up 13%. Cash flow from operations was $327 million and the Company's net debt to capitalization at year-end was 12% compared to 22% at the beginning of the year. The Company invested $167 million in equipment and facilities for the year.

Market Conditions

Crude oil prices averaged $30.34 per barrel for the year. Modest economic growth and production restraint among the OPEC countries offset significant production increase from Russia to keep oil prices in the thirty-dollar range. Natural gas prices in the U.S. averaged $5.29 per thousand cubic feet as a cold winter and continued production declines caused natural gas inventories to be drawn to precariously low levels during the winter. Drilling activity in the U.S. began to increase in January as the industry believed much more drilling would be necessary to restore gas inventories to adequate levels by the fall. The urgency for building gas inventories was diminished by mid-summer, as summer weather conditions were cooler than normal reducing the demand for natural gas. Drilling activity leveled in mid-summer to around 1,100 rigs as the rate of gas inventory build far exceeded prior year build rates.

In Canada, following a winter with drilling activity at modest levels, activity improved after spring break-up to levels close to a record in the fourth fiscal quarter and continues at high levels as we enter the current winter season. Mexico experienced record levels of drilling activity as the government oil company increased its drilling commitments to satisfy significant internal demand increases. Outside of North America, drilling activity was mixed with a modest overall average increase for the year. Markets in the Middle East, Latin America and Asia Pacific experienced activity increases and Europe and Africa experienced an activity decline.

Pressure Pumping

For the year, U.S. pressure pumping revenue was up 7% with rig activity up 11%. Personnel increased by only 4% reflecting the efficiencies expected from our equipment replacement program, mentioned in previous letters to you. As noted earlier, activity improved over the course of the year and leveled mid-summer through the end of the year. The most active regions were East Texas, Mid-Continent and Permian regions. The Gulf of Mexico region was flat not only limiting the growth opportunities of our pressure pumping operations but also limiting the growth opportunities of our Completion Tools and Completion Fluids operations.

Mexico revenue was up 48% with rig activity up 34%. Our recent entry into the Mexico market has been extraordinarily successful and this operation has become a significant revenue and profit contributor for the Company. During the year, our major drilling and completion project in the Burgos Basin was extended for an additional 285 gas wells, the largest extension to date, assuring continued high revenue levels from this region. We also won a new fracturing contract for work near Poza Rica, further increasing our revenue growth potential in Mexico.

For the year, International pressure pumping revenue, exclusive of North America, was up 7% with rig activity up 1%. All of our international regions experienced year over year revenue growth. The most significant growth was achieved in Europe and Africa, Russia and Asia Pacific.

There were many noteworthy operational accomplishments in our stimulation service line which offer significant long-term growth opportunities for the Company. We achieved record fracturing revenue levels in Saudi Arabia as our business there continued to prosper. We expanded fracturing service to New Zealand where we worked with a U.S. based operator to improve gas production rates. The wells were successfully completed and we expect continued growth in our fracturing services in this area. There were two important developments for vessel stimulation services during the year. The Company was awarded a new four-year contract to provide stimulation services in the deep-water areas of Brazil. The Blue Angel vessel, to be commissioned this quarter, will be the largest most technically sophisticated stimulation vessel in Brazil waters. The Blue Angel will replace the Company's Queen Supplier vessel which will be retired. The net benefit to the Company will be greater revenue potential from a vessel with greater stimulation capability. The Company also won a two-year stimulation contract for its North Sea vessel, the Vestfonn. This new contract will assure a higher demand for the Vestfonn than in the prior year. Additionally, the Company introduced four of its Gorilla fracturing pumps to Colombia to provide fracturing services at pressures up to 20,000 psi. The first jobs in Colombia have yielded successful results for our customer.

For the year, Canadian pressure pumping revenue was up 29% with rig activity up 29%. Our Canadian operations had an extraordinarily successful year as we mobilized equipment and personnel to respond to the significant growth opportunity in this extremely volatile market. With commodity prices holding at attractive levels, record fourth quarter activity levels have been maintained to the date of this letter and we expect the current and the next quarter to be quite active.

Completion Tools and Completion Fluids

Completion Tools and Completions Fluids service line additions brought to the Company through the OSCA acquisition made in 2002 were successfully integrated into our operations during the year. Both service lines were focused on the U.S. Gulf of Mexico market at the time of the acquisition. Much of the first year following the acquisition was devoted to introducing the new service offerings to international customers throughout the BJ international infrastructure.

Our first year has been successful as revenue for both Completion Tools and Completion Fluids increased 8% for the year on a proforma basis. More indicative of our performance was the fourth fiscal quarter comparisons where revenue increased 30% and 21%, respectively with most of the growth coming from the international markets. These revenue gains were achieved while the Gulf of Mexico drilling activity was flat year over year. For the year, the Completion Tools operation participated in a significant part of the Gulf of Mexico smart completions market.

Other Services

For the year, our tubular service, production chemical services and process and pipeline services operations achieved record revenue. The process and pipeline services operations achieved double digit revenue growth with revenue up 14%.

The Company's coiled tubing business achieved record revenue for the year. Coiled tubing revenue was up 15% with much of the growth from our Europe and Africa and Latin America operations.

Technology Update

I continue to be impressed with the creativity of our engineers and scientists as they develop new products and solutions for our customers. Being a focused company helps to foster this creativity. For example, the Company had 31 new patents issued and filed 69 new patent applications during the year. Our employees published 97 technical papers in the trade journals excelling among their peers in the industry. Many new products were commercialized during the year. One exciting new product is LiteProp which is used in the fracturing process to optimize the effective fracture length enhancing the flow of oil and gas into the well bore for production. More on technology is discussed in the report following this letter.

Protecting our Proprietary Technology Update

In last year's letter to you, I mentioned the District Court damage judgement against a competitor for $98 million and our confidence in our position on the appeal to the Patent Appeals Court. Recently, the Patent Appeals Court ruled in our favor. The case is now being appealed to the U.S. Supreme Court and we are equally confident in our position in this last appeal.

Market Outlook

The long-term market fundamentals are ripe for improved activity in our industry. World economics are entering a period of growth and we should begin to experience demand growth for petroleum products. This is quite positive as for the past few years the economies outside North America have experienced recessionary or no growth conditions. Natural gas production in the U.S. continues to decline even with gas well drilling activity near historically high levels.

With the positive longer-term outlook in the industry based on the fundamentals, the short-term outlook in the U.S. is highly influenced by weather conditions. Gas inventories have been replenished to adequate levels. Summer demand was low due to cool weather conditions, muting the urgency for higher drilling activity. Until gas inventories are reduced to alarmingly low levels, we expect the U.S. market, the largest in the world for our services, to be highly influenced by weather variances from the norm.

For fiscal year 2004, we expect market activity to be up somewhat in most markets and we have projected improved revenue and earnings for the year. The Company is financially strong with the flexibility to make additional strategic acquisitions as they become available, dedicate capital to strategically important expansions, repurchase the company's common stock during periods when the stock price may be depressed or use capital for other value adding purposes.



J. W. Stewart
Chairman, President and
Chief Executive Officer
December 17, 2003





Focused on the Technical Challenges *The technical challenges that must be met to recover oil and gas are increasingly complex as the easy to produce oil and gas reserves decline. Tight well formations that restrict the flow of oil and gas and deeper wells with higher bottom-hole temperatures and pressures are some of the barriers to production that today's service providers must address. Challenging well conditions that pose barriers to production mandate that new ways to recover oil and gas be developed. As a leading provider of services to the worldwide petroleum industry, we are committed to meeting the technical challenges presented by today's oil and gas industry through the development of new, industry-leading technologies and innovative improvements to existing technologies. The Company has increased its annual research and engineering expenditure budget greater than four fold since its initial public offering in 1990.*

Proprietary and patented technologies developed by the Company to meet the demands of the industry are available to each of the Company's service areas around the world. These technologies meet the demands of the industry today, while also being adaptable to address the specific needs of individual operators worldwide. The Company's product and service line offerings include pressure pumping services (stimulation, cementing, coiled tubing); completion services (tools and fluids); process and pipeline services; tubular running services and chemical services.

SIGNIFICANT ADVANCEMENTS IN STIMULATION TECHNOLOGY

Proprietary and patented technologies developed by the Company to meet the demands of the industry are available to each of the Company's service areas around the world.

The Company has established itself as a leader in well stimulation technology and will continue to pursue new technologies for such applications. Our research in stimulation technology has produced break-through treatment systems developed by the Company during its history. Spectra Frac G® - a high-performance fracturing fluid, EZ Clean™ - a patented polymer-specific enzyme treatment to degrade polymer and filter cake residue on formation faces or the proppant pack, polymer-specific enzyme breakers, and our patented Vistar® fracturing fluid - recognized for its superior performance as a low polymer frac fluid capable of providing optimum proppant placement while minimizing fracture damage, are just a few examples of Company developed technologies playing significant roles in our success.

This year, BJ introduced LiteProp™ lightweight proppants. With their lower density, LiteProp proppants settle four times slower than conventional fracturing sand in water. As a result, these



proppants produce greater propped fracture length and conductivity than produced by conventional proppants placed with the use of gelled fluid systems. A long, clean fracture correlates to greater initial production rates and improved reserve recovery. While the post-fracture production rate from many wells remains confidential to the operator, the Company has documented results of 50-to-100% flow rate improvements with the LiteProp proppants versus the use of conventional fracturing proppants.

We are also experiencing increased demand for other well treatment systems such as our FlexSand™ proppant pack enhancement additives. This patented Company technology is a deformable particle that controls proppant flowback from the well and reduces closure stress on the proppant. The cushioning effect produced by the FlexSand material reduces the crushing of fracture sand or other proppant into smaller particles that can migrate into the well and inhibit the flow of oil and gas. The number of jobs performed utilizing this technology continues to grow. In addition to the traditional fracturing markets of North America, we have also applied this technology in Latin America, Saudi Arabia and Russia.

Other proprietary stimulation technologies include our patented BJ Sandstone Acid℠ system for enhancing production in sandstone reservoirs and the newly developed BJ S³ Acid™ system designed as a one-step treatment for the removal of carbonate scale. In conjunction with our proprietary fracturing treatments, a Relative Permeability Modifier (RPM) treatment may be pumped to control the leak-off of fracturing fluid into the formation. Moreover, our AquaCon™ RPM is establishing itself as successful water control system capable of reducing undesirable water production, while boosting production.

A New Standard for Specialized Cementing

BJ has developed Liquid Stone® premixed cement slurry that offers a new standard for cementing in both common and specialized conditions.

Historically, the pressure pumping service providers have provided cementing services by delivering dry cement, water and cement additives to the customer's well site. At the well site, portable blending equipment and instrumentation devices allow "on-the-fly" mixing and pumping of precisely formulated cement slurries into the well. Although this cementing method continues to be widely used throughout the industry, BJ has developed Liquid Stone® premixed cement slurry that offers a new standard for cementing in both common and specialized conditions.

Our patented Liquid Stone cement system eliminates some of the technical challenges associated with today's most demanding oil field cementing applications. Liquid Stone cement slurry is a unique pre-mixed cement blend that, unlike conventional cement slurries, is storable in its liquid form. The cement slurry is prepared at the Company's facilities and transported to the well site. Liquid Stone technology ensures density control and slurry properties without the need for sophisticated cementing equipment at the well site. Liquid Stone may be stored on site for weeks or months prior to use.

The Liquid Stone system offers cost and logistical advantages to the customer, and allows the customer to verify critical cement properties in advance of pumping cement into the well. Because



the slurry is pre-mixed, no on-site mixing equipment is required and it can be pumped through rig pumps – a considerable advantage in offshore operations. Liquid Stone cement slurries have been successfully used as a kill fluid on well blowouts, in small batch plug and well abandonment cementing, long string and slim-hole cementing, and other primary cementing applications. Liquid Stone cement is also an ideal cement system for use with expandable liners.

A Focused Approach to Coiled Tubing Innovation

BJ continues to maintain a focus on coiled tubing technologies as the market for coiled tubing services expands throughout the oil and gas producing regions of the world.

Our coiled tubing services continued to set company records this year in both revenue and the type of work performed. Operators are increasing their use of coiled tubing for workover operations. BJ continues to maintain a focus on coiled tubing technologies as the market for coiled tubing services expands throughout the oil and gas producing regions of the world.

As an industry leading coiled tubing services provider, the Company is driven to expand applications for existing coiled tubing technologies and develop new coiled tubing technologies designed to address operator needs in efficient and economical ways.

BJ's innovative coiled tubing technologies have achieved success in the oil and gas industry as well cleanouts, jet cleaning and stimulation services using coiled tubing are increasingly sought worldwide to improve oil and gas production.

The Roto-Jet® rotary jetting tool is gaining worldwide recognition in the industry as an efficient and economical means for removing downhole deposits that may impede well productivity. The Roto-Jet tool introduces stress cycling to downhole deposits by accurately controlling rotational speed of the jetting nozzle. This stress cycling causes the brittle scale deposits to shatter into small particles, which are then easily transported to the surface. This year the Company performed its deepest coiled tubing intervention job to date at 24,100 feet using the Roto-Jet tool.

Our patented Tornado™ cleanout system provides a highly effective method for removing sand and similar fill material from deviated or horizontal wells. Rather than rely on designing cleanout fluids suited for each job, BJ researchers relied upon physical methods to achieve the results produced by the Tornado system. The result of these efforts is a jetting nozzle with switchable forward and backward facing jets. Using the backward facing jets and controlling pull-out-of-hole speed, the settled fill material can be 'swept' out of the hole with near 100% efficiency.

The Company has established a unique strength in the industry with technology developed for application in horizontal drilling using coiled tubing (DUCT). This technology was originally developed for applications in Canada. In light of its proven performance, the Company is now offering the technology to customers in other regions. The Company successfully performed DUCT operations in the Netherlands this year on a program of wells that included the deepest well drilled to date by the Company using DUCT. There are current plans to perform DUCT services in our Asia Pacific region during 2004.



ADVANCEMENTS IN COMPLETION SERVICES

The Company offers a broad line of completion tool systems for all applications, including conventional completions and horizontal wells in both gravel-packed and conventional configurations.

The Company continues to expand its completion fluids and services worldwide. This suite of services includes drilling fluid displacement and wellbore cleaning services designed to clean the wellbore prior to completion. These services enable optimal well performance to be achieved by minimizing the damage caused by debris left in the wellbore.

The Company offers a broad line of completion tool systems for all applications, including conventional completions and horizontal wells in both gravel-packed and conventional configurations. Products range from conventional permanent packer systems to high-performance retrievable packer systems. These tool systems are specifically designed to handle the increased demands of today's high rate, high pressure frac-pack completions.

The concept of a reliable one-trip perforating and gravel pack/frac pack system has long been the goal of operators and service companies. One of the main difficulties has been the extreme force generated during perforating gun detonation, which has been the cause of damaged packers, twisted screens, premature packer setting and other types of failures. We offer a solution to this problem with our ComPlete Releasable Single Trip (RST) System. The RST allows gravel pack/frac pack system components to be released and placed at a distance from the perforating operations. This separation eliminates the transmission of mechanical shock loads that may produce damage to the completion string traditionally experienced with one-trip perforating and gravel packing systems.

Other innovative completion tool systems offered by the Company include: (1) the HPR-ISO System, a mechanically actuated, hydraulically powered high-pressure zone isolation system that eliminates fluid loss into the formation after a gravel pack; (2) the ISO System, a field-proven isolation system that eliminates fluid loss into the formation after a gravel pack; and (3) the HST System that allows for the washdown, frac or gravel-pack, and stimulation of a horizontal well in a single trip to save rig time and reduce the potential for fluid loss.

The Company also offers in association with other specialized service providers, an innovative process designed to speed-up multiple zone well completions. This process, the EXCAPE® Completion Process, combines several technologies to enable perforating, isolating and stimulating of multiple zones in a wellbore through a single system and without the time-consuming steps for manually isolating and fracturing one zone at a time. The technology permits operators to individually stimulate much smaller zones that would have otherwise been bypassed or grouped with a larger zone due to completion economics. The benefits offered by this system were clearly demonstrated recently when 27 zones were perforated and fractured on a well located in Wyoming. The well was on production within 72 hours. The process would have required 30 – 40 days had traditional completion techniques been used. This service is offered by BJ under license from Marathon Oil Company.

Our R&D program has and will continue to produce solutions to today's oil and gas industry production challenges. The process for developing new products and solutions is inherently complex, and requires innovation and accurate assessment of our customers' needs. Essential to our program are our researchers and engineers who contribute extensive experience and industry knowledge to the program and address customer service issues. Feedback from field personnel also plays a vital role in the development of our services and products technology. We are driven not only to develop new technologies, but also to continue to find new ways to expand applications for existing technologies and to combine new and existing technologies to meet the needs of our customers.

J. W. Stewart
Chairman, President and Chief Executive Officer

T. M. Whichard III
Vice President – Finance and Chief Financial Officer

David D. Dunlap
Vice President and President, International Division

Kenneth A. Williams
Vice President and President, U.S. / Mexico Division

Margaret B. Shannon
Vice President – General Counsel and Corporate Secretary

Mark J. Airola
Assistant General Counsel and Chief Compliance Officer

Mark E. Hoel
Vice President – Technology and Logistics

Jeffrey E. Smith
Treasurer

Brian T. McCole
Controller

Susan E. Douget
Director of Human Resources

L. Wi[illegible] Heiligbro[illegible]
Former Presi[illegible] and Chief Operating Officer of Service Corporation International

John R. Huff
Chairman and Chief Executive Officer of Oceaneering [illegible]ternational, Inc.

Do[illegible]an
Reti[illegible]man and Chief Executive Officer of Reliant Ene[illegible]

Michael E. Patrick
Vice President and Chief Investment Officer of The Meadows Foundation Inc.

James L. Payne
Chairman, President and Chief Executive Officer of Nuevo Energy Company

J. W. Stewart
Chairman, President and Chief Executive Officer

William H. White
Mayor elect, City of Houston

MANAGEMENT REPORT OF FINANCIAL RESPONSIBILITIES

The management of BJ Services Company is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management's informed judgments and estimates.

The Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. This system includes written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by a professional staff of internal auditors and the independent public accountants. Management believes that, as of September 30, 2003, the Company's system of internal control provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standard of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Code of Ethical Conduct which is distributed throughout the Company. Management maintains a systematic program to assess compliance with the policies included in the Code.

The Board of Directors, through its Audit Committee, monitors management's administration of the Company's ethical practices, its financial and accounting policies and practices and the preparation of these financial statements. The Audit Committee, which consists of four nonemployee directors, meets periodically with the independent public accountants, management and the internal auditors to review the work of each and the propriety of the discharge of their responsibilities. The independent public accountants and internal auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters. The Audit Committee also recommends to the Board of Directors the selection of independent public accountants and approves their fee arrangements.



J. W. Stewart
Chairman, President and
Chief Executive Officer



T. M. Whichard
Vice President- Finance and
Chief Financial Officer



Brian T. McCole
Controller

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's worldwide operations are primarily driven by the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity. Drilling activity, in turn, is largely dependent on the price of crude oil and natural gas. This situation often leads to volatility in the Company's revenue and profitability, especially in the United States and Canada, where the Company historically has generated in excess of 50% of its revenue.

For the twelve months ended September 30, 2003, the active U.S. rig count averaged 966 rigs, an 11% increase from fiscal 2002. For the twelve months ended September 30, 2002, the active U.S. rig count averaged 870 rigs, a 26% decrease from fiscal 2001. Much of the decrease occurred in the number of rigs drilling for natural gas, which for fiscal 2002 decreased 23% from the previous fiscal year. The Company's management believes that the average U.S. rig count for fiscal 2004 will be approximately 14% higher than fiscal 2003, essentially flat with current levels of approximately 1,100 rigs.

Drilling activity outside North America has historically been less volatile than drilling activity in the U.S. and Canada. Active international drilling rigs (excluding Canada) averaged 761 rigs during fiscal 2003, an increase of 4% from fiscal 2002. During 2002, active international drilling rigs (excluding Canada) averaged 730 rigs, a decrease of 1% from fiscal 2001. In Canada, drilling activity averaged 341 rigs during fiscal 2003, an increase of 29% from fiscal 2002. Canadian drilling activity declined in fiscal 2002 averaging 265 active drilling rigs, down 27% from the previous fiscal year. The Company expects international drilling activity outside of Canada to remain relatively flat for fiscal 2004 compared to fiscal 2003. Drilling activity in Canada is expected to increase approximately 5% for fiscal 2004 over fiscal 2003.

Critical Accounting Policies

In May 2002, the SEC issued a proposed rule: "Disclosure in Management's Discussion and Analysis about the Application of Critical Accounting Policies." Although the SEC has not issued a final rule, the following discussion has been prepared on the basis of the guidelines in the SEC rule proposal. The proposed rule would require disclosures of critical accounting estimates. For an accounting policy to be deemed critical, the accounting policy must first include an estimate that requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, must have a material impact on the presentation of the company's financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be perceived with certainty. The Company bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the proposed rule by the SEC. The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements and the significant judgments and uncertainties affecting the application of these policies. The selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion have been discussed by management with the Audit Committee of the Board of Directors. The critical accounting policies should be read in conjunction with the disclosures elsewhere in the Notes to the Consolidated Financial Statements. Significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements.

Goodwill: Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings. SFAS 142 requires goodwill to be reviewed for possible impairment using fair value measurement techniques on an annual basis, or if circumstances indicate that an impairment may exist. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit to its net book value, including goodwill. If the fair value of the reporting unit exceeds the net book value, no impairment is required and the second step is unnecessary. If the fair value of the reporting unit is less than the net book value, the second step is performed to determine the amount of the impairment, if any. Fair value measures include quoted market price, present value technique (estimate of future cash flows), and a valuation technique based on multiples of earnings or revenue. The second step compares the implied fair value of a reporting unit with the net book value of the reporting unit. If the net book value of a reporting unit exceeds the implied fair value, an impairment loss shall be recognized in the amount equal to that excess. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all the assets and liabilities as if the reporting unit had just been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining fair value and the implied fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of the impairment charge. The Company's estimates of fair value are primarily determined using discounted cash flows. This approach uses significant assumptions such as a discount rate, growth rate, rig count, Company price book increases or decreases, and inflation rate.

During the first fiscal quarter of 2002, the Company performed a transitional fair value based impairment test utilizing discounted estimated cash flows to evaluate any possible impairment of goodwill, and determined that fair value exceeded the net book value at October 1, 2001, therefore no impairment loss has been recorded. No impairment adjustment was necessary to the Company's $879.7 million balance at September 30, 2003. See Notes 2 and 8 of the Notes to the Consolidated Financial Statements for more information on goodwill and segments.

Pension Plans: Pension expense is determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS 87, the Company utilizes an estimated long-term rate of return on plan assets and any difference from the actual return is the unrecognized gain/loss which is amortized into earnings in future periods.

The Company determines the annual net periodic pension expense and pension plan liabilities on an annual basis using a third-party actuary. In determining the annual estimate of net periodic pension cost, the Company is required to make an evaluation of critical assumptions such as discount rate, expected long-term rate of return and expected increase in compensation levels. These assumptions may have an effect on the amount and timing of future contributions. Discount rates are based on high quality corporate fixed income investments. Long-term rate of return assumptions are based on actuarial review of the Company's asset allocation and returns being earned by similar investments. The rate of increase in compensation levels is reviewed with the actuaries based upon our historical salary experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and, therefore, generally affect our recognized expense in future periods.

As with many companies, during 2002, actual asset returns for the Company's pension assets were adversely impacted by the continued deterioration of the equity markets and declining interest rates. The negative asset returns and declining discount rates unfavorably affected the Company's funded status. As a result, in calendar year 2004, the Company will have a minimum pension funding requirement of $11.1 million. We expect to fund this amount with cash flows from operating activities. In accordance with SFAS 87, the Company's balance in other noncurrent liabilities for the U.S. minimum pension liability adjustments was $23.3 million and $23.2 million as of September 30, 2003 and 2002, respectively. The Company's balance in other noncurrent liabilities for the foreign minimum pension liability adjustments was $22.9 million and $21.3 million as of September 30, 2003 and 2002, respectively. As there were no previously unrecognized prior service costs at September 30, 2003 and 2002, the full amount of the adjustments, net of related deferred tax benefit, are reflected within Accumulated Other Comprehensive Income as a reduction of stockholders' equity. See Note 9 to the Consolidated Financial Statements for more information on the Company's pension plans.

Income Taxes: The effective income tax rates were 31.7%, 34.1%, and 34.0% for the years ended September 30, 2003, 2002, and 2001, respectively. These rates vary primarily due to fluctuations in taxes from the mix of domestic versus foreign income. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax laws, estimates of future taxable income and available tax planning strategies. This process also involves making forecasts of current and future years' United States taxable income. Unforeseen events and industry conditions may impact these forecasts which in turn can affect the carrying value of deferred tax assets and liabilities and impact our future reported earnings.

Self Insurance Accruals and Loss Contingencies: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. Management reviews the liability on a quarterly basis. The liability is estimated on an undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. This estimate is subject to trends, such as loss development factors, historical average claim volume, average cost for settled claims and current trends in claim costs. Significant and unanticipated changes in these trends or future actual payouts could result in additional increases or decreases to the recorded accruals. We have purchased stop-loss coverage in order to limit, to the extent feasible, our aggregate exposure to certain claims. There is no assurance that such coverage will adequately protect the Company against liability from all potential consequences. At September 30, 2003 and September 30, 2002, self-insurance accruals totaled $14.8 million and $12.3 million, respectively.

As discussed in Note 10 of the Consolidated Financial Statements, legal proceedings covering a wide range of matters are pending or threatened against the Company. It is not possible to predict the outcome of the litigation pending against the Company and litigation is subject to many uncertainties. It is possible that there could be adverse developments in these cases. The Company records provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Acquisitions

On May 31, 2002, the Company completed the acquisition of OSCA, a completion services (pressure pumping), completion tools and completion fluids company based in Lafayette, Louisiana, with operations primarily in the U.S. Gulf of Mexico, Brazil and Venezuela for a total purchase price of $470.6 million. On June 24, 2002, the Company completed a $9.1 million acquisition of the coiled tubing assets and business of Maritima Petroleo E Engenharia, LTDA ("Maritima"), a leading provider of coiled tubing services in Brazil. See Note 3 of the Notes to the Consolidated Financial Statements for additional information regarding these acquisitions.

On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.1 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This acquisition was accounted for using the purchase method of accounting.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This acquisition was accounted for using the purchase method of accounting.

Results of Operations

The following table sets forth selected key operating statistics reflecting industry rig count and the Company's financial results:

	2003	2002	2001
Rig Count:[1]			
U.S.	**966**	870	1,172
International[2]	**1,102**	995	1,100
Consolidated revenue (in millions)	**$ 2,142.9**	$ 1,865.8	$ 2,233.5
Revenue by business segment (in millions):			
U.S./Mexico Pressure Pumping	**$ 982.6**	$ 898.7	$ 1,219.4
International Pressure Pumping	**801.8**	712.6	794.7
Other Oilfield Services	**358.5**	253.7	219.0
Corporate	**-**	.8	.5
Percentage of research and engineering expense to revenue	**1.9%**	2.0%	1.5%
Percentage of marketing expense to revenue	**3.4%**	3.4%	2.8%
Percentage of general and administrative expense to revenue	**3.2%**	3.6%	3.0%
Consolidated operating income (in millions)	**$ 293.2**	$ 262.9	$ 549.9
Operating income by business segment (in millions):[3]			
U.S./Mexico Pressure Pumping	**$ 190.3**	$ 189.1	$ 425.1
International Pressure Pumping	**90.7**	72.1	126.8
Other Oilfield Services	**49.9**	30.2	34.4
Corporate	**(37.7)**	(28.5)	(36.4)

(1) Estimate of drilling activity as measured by average active drilling rigs based on Baker Hughes Incorporated rig count information.
(2) Includes Mexico rig count of 87, 65, and 54 for 2003, 2002, and 2001, respectively. Mexico is included in the Company's U.S./Mexico Pressure Pumping segment.
(3) Operating income by segment excludes goodwill amortization. See Note 8 of the Notes to the Consolidated Financial Statements.

Revenue and Operating Income: For year ended September 30, 2003, consolidated revenue increased 15%, compared to the same period last year with U.S./Mexico Pressure Pumping Services revenue increasing 9% and International Pressure Pumping Services revenue increasing 13%. Revenue from Other Oilfield Services was up 41% due primarily to the addition of the completion fluids and completion tools service lines acquired with OSCA in May 2002. For the year ended September 30, 2002, consolidated revenue decreased 16%, compared to year ended September 30, 2001 with U.S./Mexico Pressure Pumping Services revenue decreasing 26% and International Pressure Pumping Services decreasing 10%. Revenue from Other Oilfield Services was up 16% due primarily to the addition of the completion fluids and completion tools service lines acquired with OSCA in May 2002.

For the year ended September 30, 2003, operating income margins decreased to 13.7% from 14.1% reported for the year ended September 30, 2002, due primarily to lower U.S. pricing, which was partially offset by increased Canadian activity. For the year ended September 30, 2002, operating income margins declined to 14.1% from 24.6% reported for the year ended September 30, 2001, due primarily to activity and pricing declines in the U.S. and Canadian markets. See discussion below on individual segments for further revenue and operating income variance details.

Depreciation Expense: For the year ended September 30, 2003, depreciation expense increased by $15.3 million, compared to the year ended September 30, 2002. This is primarily a result of the Company's capital spending levels and additional depreciation expense on certain capital improvements on leased equipment. For the year ended September 30, 2002, depreciation expense was consistent with the year ended September 30, 2001.

Goodwill Amortization: As a result of the Company's adoption of SFAS 142, as described in Note 2 of the Notes to the Consolidated Financial Statements, goodwill amortization ceased in fiscal 2002, compared to $13.7 million in fiscal 2001.

Research and Engineering Expense, Marketing Expense, and General and Administrative Expense: For fiscal 2003 and 2002, research and engineering expense, marketing expense and general and administrative expense have remained relatively consistent as a percentage of consolidated revenue. For fiscal 2002 compared to fiscal 2001, these expenses in total increased $3.4 million primarily as a result of the acquisition of OSCA.

Other Expenses: Interest expense increased $7.0 million for the year ended September 30, 2003, compared to the year ended September 30, 2002. This is a result of the issuance of convertible debt in April 2002, used to finance a portion of the OSCA acquisition. Interest expense decreased $4.3 million for the year ended September 30, 2002, compared to the year ended September 30, 2001 as a result of lower average debt levels in fiscal 2002.

Interest income increased $0.1 million for the year ended September 30, 2003, compared to the year ended September 30, 2002. This is a result of an increased cash and cash equivalents balance. Interest income in fiscal 2002 was $2.0 million, compared to $2.6 million in fiscal 2001. This income is derived from investing excess cash from operating activities.

Other (Expense) Income, net: For the year ended September 30, 2003, compared to the year ended September 30, 2002, other expense, net increased $0.5 million. This is a result of gains from insurance recoveries in 2002. For the year ended September 30, 2002, compared to the year ended September 30, 2001, other income, net decreased $6.9 million. This was primarily as a result of a gain on the sale of an equity investment in 2001. For additional details of this account, see Note 12 of the Notes to the Consolidated Financial Statements.

Income Taxes: Primarily as a result of higher profitability in certain international jurisdictions where the statutory tax rate is less than the U.S. tax rate, the effective tax rate was 31.7% for the year ended September 30, 2003, compared with 34.1% for the year ended September 30, 2002. The effective tax rate was relatively constant between fiscal 2002 and 2001.

U.S./Mexico Pressure Pumping Segment

The U.S./Mexico Pressure Pumping segment primarily provides stimulation and cementing services to the petroleum industry in the U.S. and Mexico. Stimulation services are designed to improve the flow of oil and natural gas from producing formations. Cementing services consists of pumping a cement slurry into a well between the casing and the wellbore to isolate fluids that might otherwise damage the casing and/or affect productivity, or that could migrate to different zones, during the drilling and completion phase of a well. See "Business" included elsewhere in the Company's 2003 Annual Report on Form 10-K for more information on these operations.

Results for fiscal 2003 compared to fiscal 2002

Revenue for fiscal 2003 was $982.6 million, an increase of $83.9 million, or 9.3% compared to fiscal 2002. Revenue increased due primarily to an 11% increase in U.S. drilling activity and increased market share, partially offset by lower U.S. prices in fiscal 2003 compared to fiscal 2002.

Operating income for fiscal 2003 was $190.3 million, an increase of $1.2 million, or 0.6% from fiscal 2002. Operating income increased as a result of activity increases, market share increases, and labor and equipment efficiencies. These increases were mostly offset by a deterioration in prices received by the Company for pressure pumping services compared to fiscal 2002. The decline resulting from our prices for pumping services occurred primarily in the first quarter of fiscal 2003.

Results for fiscal 2002 compared to fiscal 2001

Revenue was $898.7 million, a decrease of $320.7 million, or 26% compared to fiscal 2001. The decline was primarily due to decreased drilling and workover activity which declined 26%, compared to fiscal 2001. In addition, prices for the Company's pressure pumping services in the U.S. market weakened in fiscal 2002.

Operating income was $189.1 million, a decrease of $236.0 million, or 55.5% compared to fiscal 2001. The decrease was due primarily to decreased revenue resulting from the decline in drilling and workover activity, along with the corresponding decline in prices for the Company's products and services. The Company's average U.S. pricing declined approximately 7% from fiscal 2001. Also contributing to the decline was increased labor costs as a percentage of revenue and higher depreciation resulting from the U.S. fleet recapitalization initiative, a program which began in late 1998 to rebuild and upgrade the Company's core fleet of fracturing pumping units in the U.S.

Outlook

The Company's management believes that average U.S. rig count for fiscal 2004 will be approximately 14% higher than fiscal 2003, essentially flat with current levels at approximately 1,100 rigs.

International Pressure Pumping Segment

The International Pressure Pumping segment primarily provides stimulation and cementing services to the petroleum industry outside of the U.S. and Mexico. Stimulation services are designed to improve the flow of oil and natural gas from producing formations. Cementing services consists of pumping a cement slurry into a well between the casing and the wellbore to isolate fluids that might otherwise damage the casing and/or affect productivity, or that could migrate to different zones, during the drilling and completion phase of a well. See "Business" included elsewhere in the Company's 2003 Annual Report on Form 10-K for more information.

Results for fiscal 2003 compared to fiscal 2002

Revenue for fiscal 2003 was $801.8 million, an increase of $89.2 million, or 13% from fiscal 2002. In Canada, revenues increased 29% compared to fiscal 2002 with a corresponding 29% increase in the average active drilling rigs in Canada from fiscal 2002. During the first quarter of fiscal 2003, the activity increase was primarily in shallow drilling areas of Southern Canada as warm weather delayed rig movement into the North, an area with historically higher revenue per job. In addition, Canada had a favorable exchange rate effect as the U.S. dollar weakened against the Canadian dollar compared to fiscal 2002. Revenues in Russia increased 24% from fiscal 2002 due to revenues associated with service rigs acquired in the third quarter of fiscal 2002, partially offset by activity delays as a result of extremely cold weather during the first quarter of fiscal 2003. Asia Pacific revenue increased 8% from the prior fiscal year as a result of activity and market share increases in Malaysia and New Zealand. Europe and Africa revenue increased 12% from fiscal 2002 due to strong coiled tubing and cementing activity in Norway and Africa. Revenue in Latin America increased 2% over fiscal 2002 primarily as a result of increased market share in Brazil with the acquisition of Maritima in June 2002 and the commissioning of the Blue Shark stimulation vessel in April 2002. These increases in Latin America were mostly offset by declines in Venezuela as a result of the national labor strike. In addition, there were declines in India resulting from activity declines.

Operating income was $90.7 million, an increase of $18.6 million, or 26% from the 2002 fiscal year. While favorable foreign exchange rates in Canada increased revenue, they had minimal impact on operating income as most of our expenses are also denominated in Canadian dollars. The increase in operating income was primarily due to activity increases and improved labor and equipment utilization efficiencies. The headcount for year ended September 30, 2003 decreased 1% compared to fiscal 2002 with revenue increasing $89.2 million, or 13%.

Results for fiscal 2002 compared to fiscal 2001

Revenue for fiscal 2002 was $712.6 million, a decrease of $82.1 million, or 10.3% from fiscal 2001. The revenue decrease was largely attributable to the Company's Canadian operations, with a 27% decrease in revenue corresponding to a 27% decline in drilling activity from fiscal 2001. The Company also had a decrease in revenue in Latin America of 19% as compared to fiscal 2001, due primarily to activity declines in Argentina and Venezuela as a result of political uncertainties and economic declines. Revenue from operations in the Eastern Hemisphere (which includes the Company's operations in Europe and Africa, the Middle East, Asia Pacific, Russia and China) increased 5% from fiscal 2001, led by increases in the Middle East. Increased activity in India and Kazakhstan were the main contributors to the Middle East growth.

Operating income was $72.1 million, a decrease of $54.7 million, or 43% from fiscal 2001, primarily due to reduced activity in Canada and political uncertainties and economic declines in Argentina and Venezuela. In addition, there were approximately $4 million in combined costs from the devaluation of Argentina's currency and severance costs incurred in connection with reductions in personnel in Canada and Latin America during the second quarter of fiscal 2002. The Eastern Hemisphere experienced a 4% decrease in operating income from fiscal 2001 primarily due to decreased profitability in the Europe and Africa region.

Outlook

The Company expects international drilling activity outside of Canada to remain relatively flat for fiscal 2004 compared to fiscal 2003. Drilling activity in Canada is expected to increase approximately 5% for fiscal 2004 over fiscal 2003. Effective July 1, 2003, the Company implemented a price book increase of 5% in Canada, which will be phased in over the next several quarters. The degree of customer acceptance of the price book increase will depend on activity levels and competitive pressures. Currently, most of our Canadian revenue generated is on the new price book.

Other Oilfield Services Segment

The Other Oilfield Services segment consists of production chemicals, casing and tubular services, process and pipeline services, and with the acquisition of OSCA on May 31, 2002, completion tools and completion fluids services in the U.S. and select markets internationally. See "Business" included elsewhere in the Company's 2003 Annual Report on Form 10-K for more information.

Results for fiscal 2003 compared to fiscal 2002

Revenue was $358.5 million, an increase of $104.8 million, or 41% when compared to fiscal 2002. The increase was due primarily to the addition of completion fluids and completion tools service lines acquired with OSCA on May 31, 2002. Other Oilfield Services revenue (excluding completion fluids and completion tools) increased 9%, primarily as a result of geographic expansion of our casing and tubular services and the process and pipeline services.

Operating income for the Company's Other Oilfield Services segment was $49.9 million, an increase of $19.7 million, or 65% from prior year. The increase was due primarily to the addition of completion fluids and completion tools service lines acquired with OSCA on May 31, 2002. Other Oilfield Services operating income (excluding completion fluids and completion tools) increased 12.5%, primarily as a result of geographic expansion of our casing and tubular services and the process and pipeline services, which is consistent with the increase in revenue mentioned above.

Results for fiscal 2002 compared to fiscal 2001

Revenue was $253.7 million, an increase of $34.7 million, or 16% when compared to fiscal 2001. Approximately $32 million of the increase relates to the completion fluids and completion tools service lines acquired with OSCA, effective May 31, 2002. Other Oilfield Services revenue (excluding completion fluids and completion tools) increased 3% in fiscal 2002 as compared to fiscal 2001. Casing and tubular service revenue increased by 15% through activity improvements and expansion in West Africa and the Middle East. The process and pipeline and production chemicals division revenue was flat compared to fiscal 2001.

Operating income for the Company's Other Oilfield Services segment was $30.2 million, a decrease of $4.2 million, or 12% from prior year. Despite the increase in revenue, there were reduced profit margins in process and pipeline services operations combined with $1.7 million of costs associated with the acquisition of OSCA, consisting primarily of the disposal of completion tools deemed obsolete as a result of the combination. Other Oilfield Services operating income (excluding completion fluids and completion tools) decreased 11%, due to reduced profit margins in process and pipeline service operations.

Outlook

We expect revenue for this segment to increase modestly in fiscal 2004, primarily attributable to expanded markets for the completion tools and completion fluids business.

Financial Position and Liquidity

Financial Position

The Company's working capital increased $178.7 million at September 30, 2003 compared to September 30, 2002. Cash and cash equivalents increased $192.9 million, driven primarily by positive cash flow from operations. The Company's long-term debt consists of fixed term instruments and therefore, cash and cash equivalents were not used to pay down debt in fiscal 2003. Accounts receivable increased $105.4 million and accounts payable increased $51.2 million as a result of increased activity. As a result of higher taxable income in 2003 and utilizing most of our net operating loss carryforwards, our current tax liability increased $40.5 million.

During the second fiscal quarter of 2002, the Company sold convertible senior notes and received gross proceeds of $408.4 million (see below discussion in Liquidity and Capital Resources). The Company used $400.1 million of the aggregate net proceeds to fund a substantial portion of the purchase price of its acquisition of OSCA on May 31, 2002.

Capital Expenditures

The Company anticipates spending approximately $200 million in fiscal 2004, compared to $167 million spent in 2003 and $179 million spent in 2002. The 2004 capital expenditure program is expected to consist primarily of spending for the enhancement of the Company's existing pressure pumping equipment, continued investment in the U.S. fracturing fleet recapitalization initiative and stimulation expansion internationally. The Company has made significant progress with the U.S. fleet recapitalization initiative, which is now approximately 65% complete. The actual amount of 2004 capital expenditures will depend primarily on maintenance requirements and expansion opportunities and is expected to be funded by cash flows from operating activities.

Liquidity and Capital Resources

In June 2001, the Company replaced its existing credit facility with a new $400 million committed line of credit ("Committed Credit Facility"). The Committed Credit Facility consists of a $200 million, 364-day commitment that renews annually at the option of the lenders and a $200 million three-year commitment. The current Committed Credit Facility expires in June 2004 and the Company expects to replace this facility during the year. There were no outstanding borrowings under the Committed Credit Facility at September 30, 2003.

In addition to the Committed Credit Facility, the Company had $119.7 million in various unsecured, discretionary lines of credit at September 30, 2003, which expire at the bank's discretion. There are no requirements for commitment fees or compensating balances in connection with these lines of credit, and interest on borrowings is based on prevailing market rates. There were $5.9 million and $3.5 million in outstanding borrowings under these lines of credit at September 30, 2003 and September 30, 2002, respectively.

In June 2001, the Company repurchased and retired $46 million of its 7% notes maturing in 2006 and recorded associated debt extinguishment costs of $1.7 million (classified as other expense), consisting mainly of a $1.3 million early payment premium. At September 30, 2003 and September 30, 2002, the Company had issued and outstanding $78.9 million of its 7% notes.

On April 24, 2002 the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes are unsecured senior obligations that rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. There were $414.9 million and $410.2 million outstanding under the convertible senior notes at September 30, 2003 and September 30, 2002, respectively.

The notes will mature in 2022 and cannot be called by the Company for three years after issuance. If the Company exercises its right to call the notes, the redemption price must be paid in cash. Holders of the notes can require the Company to repurchase the notes on the third, fifth, tenth and fifteenth anniversaries of the issuance. The Company has the option to pay the repurchase price in cash or stock. The issue price of the notes was $790.76 for each $1,000 in face value, which represents an annual yield to maturity of 1.625%. Of this 1.625% yield to maturity, 0.50% per year on the issue price will be paid semi-annually in cash for the life of the security.

The notes are convertible into BJ Services common stock at an initial rate of 14.9616 shares for each $1,000 face amount note. This rate results in an initial conversion price of $52.85 per share (based on the purchaser's original issue discount) and represents a premium of 45% over the April 18, 2002 closing sale price of the Company's common stock on the New York Stock Exchange of $36.45 per share. The Company has the option and currently has the ability and the intent to settle notes that are surrendered for conversion using cash. Generally, except upon the occurrence of specified events, including a credit rating downgrade to below investment grade, holders of the notes are not entitled to exercise their conversion rights until the Company's stock price is greater than a specified percentage (beginning at 120% and declining to 110% at the maturity of the notes) of the accreted conversion price per share. At September 30, 2003, the accreted conversion price per share would have been $53.56.

In calendar year 2004, the Company will have a minimum pension funding requirement of $11.1 million. This is expected to be funded by cash flows from operating activities.

The Company's total debt (net of cash) was 11.9% of its total capitalization (total capitalization equals the sum of debt, net of cash and stockholders' equity) at September 30, 2003, compared to 22.3% at September 30, 2002. The Committed Credit Facility includes various customary covenants and other provisions including the maintenance of certain profitability and solvency ratios, none of which materially restrict the Company's activities. The Company is currently in compliance with all covenants imposed by the terms of its indebtedness. Management believes that the Committed Credit Facility, combined with other discretionary credit facilities and cash flows from operations, provide the Company with sufficient capital resources and liquidity to manage its routine operations, meet debt service obligations and fund projected capital expenditures. If the discretionary lines of credit are not renewed, or if borrowings under these lines of credit otherwise become unavailable, the Company expects to refinance this debt by arranging additional committed bank facilities or through other long-term borrowing alternatives.

Off Balance Sheet Transactions

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company owns a 1% interest in the limited partnership. The transaction resulted in a gain that is being deferred and amortized over 13 years. The balance of the deferred gain was $33.9 million and $47.8 million as of September 30, 2003 and September 30, 2002, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in September 2003 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $9.2 million as of September 30, 2003. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 14 years of approximately $10 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company owns a 1% interest in the limited partnership. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $16.0 million and $18.8 million as of September 30, 2003 and September 30, 2002, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million subsequent to September 30, 2003. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million.

Contractual Obligations

The following table summarizes the Company's contractual cash obligations and other commercial commitments as of September 30, 2003:

		Payments Due by Period			
Contractual Cash Obligations *(in thousands)*	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$ 493,754	$ -	$ 78,888	$ -	$ 414,866
Capital lease obligations	-	-	-	-	-
Operating leases	335	62	116	80	77
Obligations under equipment financing arrangements	165,580	22,590	47,710	47,614	47,666
Purchase obligations	-	-	-	-	-
Other long-term liabilities	14,303	542	1,084	1,084	11,593
Total contractual cash obligations	$ 673,972	$ 23,194	$ 127,798	$ 48,778	$ 474,202

		Amount of commitment expiration per period			
Other Commercial Commitments *(in thousands)*	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Standby letters of credit	$ 26,395	$ 26,347	$ -	$ -	$ 48
Guarantees	159,586	122,369	23,210	3,478	10,529
Total commercial commitments	$ 185,981	$ 148,716	$ 23,210	$ 3,478	$ 10,577

Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the fair value of a liability for an asset retirement legal obligation to be recognized in the period in which it is incurred. When the liability is initially recorded, associated costs are capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires entities to record the cumulative effect of a change in accounting principle in the income statement in the period of adoption. The Company adopted SFAS 143 on October 1, 2002. The Company has an asset retirement obligation ("ARO") with respect to machinery and equipment permanently affixed to the decks of certain leased vessels. The Company is obligated to remove the machinery and equipment and restore the vessel to its original condition upon returning the vessel to the owner. The Company determined the fair value of the ARO by using the "expected cash flow" approach and probability weighting multiple scenarios and related outcomes. The cumulative effect of the adoption of SFAS 143 had no effect on earnings per share. The ARO was $3.1 million at October 1, 2002. Due to the immaterial effects that this new standard had on a cumulative basis as of October 1, 2002 we are not presenting pro forma ARO disclosures. Based on our ARO's as of October 1, 2003, on an annual basis, we expect depreciation expense to increase by approximately $0.1 million and to incur accretion expense of approximately $0.2 million as a result of adopting SFAS 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion 30, while retaining many of the requirements of these two statements. Under SFAS 144, assets held for sale that are a component of an entity will be included in discontinued operations if the operations and cash flows will be or have been eliminated from ongoing operations and the reporting entity will not have any significant continuing involvement in the discontinued operations prospectively. SFAS 144 is effective for fiscal years beginning after December 15, 2001. SFAS 144 did not materially change the methods used by the Company to measure impairment losses on long-lived assets but may result in future dispositions being reported as discontinued operations to a greater extent than is currently permitted. The Company adopted SFAS 144 on October 1, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 replaces accounting guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45") was issued. The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The Company adopted FIN No. 45 on January 1, 2003. No liabilities were required to be recognized upon adoption and the Company's current guarantees are disclosed in Note 10 of the Notes to the Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation" ("SFAS 148"). This Statement amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. SFAS 148 is intended to improve the prominence and clarity of the pro forma disclosures required by SFAS 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this statement is intended to improve the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. SFAS 148 also amends certain disclosure requirements under APB 25. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company did not adopt fair value based method of accounting for stock-based employee compensation; and therefore, adoption of SFAS 148 on January 1, 2003 impacted the disclosures only, not the financial results of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company adopted FIN 46 on July 1, 2003. Adoption of the provisions of FIN 46 did not have a material impact on the Company's financial position or results of operations.

In September 2003, the FASB issued an exposure draft regarding "Employers' Disclosures about Pensions and Other Postretirement Benefits." It would not change the measurement or recognition of those plans required by existing accounting pronouncements; however, it would replace SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). If implemented as proposed, it would retain most of the disclosure requirements of SFAS 132 and would require additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. As proposed, the effective date would be for fiscal years after December 15, 2003. In addition, there would be additional disclosure requirements for interim-period financial reports for the first fiscal quarter of the year following initial application for the annual disclosure requirements. Since the exposure draft only revises disclosure requirements, it will not have a material impact on the Company's financial position or results of operations.

Non-GAAP Financial Measures

A non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that 1) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows, or 2) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

From time to time, the Company utilizes non-GAAP financial measures. The most common non-GAAP financial measures used by the Company include EBITDA, EBITDA margin, free cash flow, net debt, and net interest expense.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is computed by starting with net income, adding income tax expense, adding interest expense, deducting interest income, and adding depreciation and amortization. The most comparable GAAP measure is cash flow from operating activities as depicted in the Consolidated Statement of Cash Flows. EBITDA less income tax expense, less interest expense, plus interest income, plus or minus changes in working capital, plus minority interest, plus unearned compensation, plus deferred taxes reconciles to cash flow from operating activities. EBITDA margin is simply EBITDA as a percentage of revenue. Management believes EBITDA and EBITDA margin provide useful information to investors as they represent the measure of pre-tax cash flow of the Company, prior to debt service requirements.

Free cash flow is computed by starting with net income, adding depreciation and amortization and deducting capital expenditures. The most comparable GAAP measure is cash flow from operating activities. Free cash flow plus capital expenditures, plus changes in working capital, plus minority interest, plus unearned compensation, plus deferred taxes reconciles to cash flow from operating activities. Management believes free cash flow provides useful information to investors as it represents the cash, in excess of capital commitments, available to the Company to operate the business and meet non-discretionary expenditures.

Net debt and net interest expense are easily calculated from GAAP measures. Net debt is computed by adding short-term and long-term debt, less cash. Net interest expense is computed by subtracting interest income from interest expense.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 concerning, among other things, the Company's prospects, expected revenue, expenses and profits, developments and business strategies for its operations, all of which are subject to certain risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "expect," "estimate," "project," "believe," "achievable," "anticipate" and similar terms and phrases. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to:

- fluctuating prices of crude oil and natural gas,
- conditions in the oil and natural gas industry, including drilling activity,
- reduction in prices or demand for our products and services,
- general global economic and business conditions,
- international political instability, security conditions, and hostilities,
- the Company's ability to expand its products and services (including those it acquires) into new geographic markets,
- our ability to generate technological advances and compete on the basis of advanced technology,
- risks from operating hazards such as fire, explosion, blowouts and oil spills,
- unexpected litigation for which insurance and customer agreements do not provide protection,
- changes in currency exchange rates,
- weather conditions that affect conditions in the oil and natural gas industry,
- the business opportunities that may be presented to and pursued by the Company,
- competition and consolidation in the Company's business, and
- changes in law or regulations and other factors, many of which are beyond the control of the Company.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Other than as required under the Securities laws, the Company does not assume a duty to update these forward looking statements. This list of risk factors is not intended to be comprehensive. See "Risk Factors" included elsewhere in the Company's Form 10-K for the fiscal year ending September 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The Company's major market risk exposure is to foreign currency fluctuations internationally and changing interest rates, primarily in the United States, Canada and Europe. The Company's policy is to manage interest rates through use of a combination of fixed and floating rate debt. If the floating rates were to increase by 10% from September 30, 2003 rates, the Company's combined interest expense to third parties would increase by a total of $2,453 each month in which such increase continued. At September 30, 2003, the Company had issued fixed-rate debt of $493.8 million. These instruments are fixed-rate and, therefore, do not expose the Company to the risk of loss in earnings due to changes in market interest rates. However, the fair value of these instruments would increase by $20.9 million if interest rates were to decline by 10% from their rates at September 30, 2003.

Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2003. When the Company believes prudent, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were four forward foreign exchange contracts entered as of September 30, 2003, each in the amount of $2.3 million. These contracts are being accounted for as cash flow hedges of future foreign currency denominated obligations. Beginning in November 2003 and ending in August 2004, one contract will settle in each of the following four quarters. The effect of these cash flow hedges as of September 30, 2003 on Accumulated Other Comprehensive Income was immaterial. All items described are non-trading and are stated in U.S. dollars.

(In thousands)	Expected Maturity Dates 2004	2005	2006	2007	2008	Thereafter	Total	Fair Value September 30, 2003
SHORT-TERM BORROWINGS								
Bank borrowings; U.S. $ denominated	$ 5,888						$ 5,888	$ 5,888
Average variable interest rate – 5.00% at September 30, 2003								
LONG-TERM BORROWINGS								
7% Series B Notes – U.S. $ denominated								
Fixed interest rate – 7%			$ 78,888				78,888	86,537
1.625% Convertible Notes								
U.S. denominated								
Fixed interest rate – 1.625%						$414,866	414,866	421,961
FINANCIAL INSTRUMENTS								
Forward foreign exchange contracts	$ 42						42	42
Total	$ 5,930	-	$ 78,888	-	-	$414,866	$499,684	$514,428

Market for Registrant's Common Equity and Related Stockholder Matters

The following table sets forth for the periods indicated the high and low sales prices per share for the Company's Common Stock reported on the NYSE composite tape under the symbol "BJS":

	Common Stock Price Range	
	High	Low
Fiscal 2002		
1st Quarter	$ 34.05	$ 16.85
2nd Quarter	35.90	25.30
3rd Quarter	39.49	31.75
4th Quarter	35.19	23.00
Fiscal 2003		
1st Quarter	35.45	24.31
2nd Quarter	36.23	29.25
3rd Quarter	42.40	33.80
4th Quarter	39.19	32.51
Fiscal 2004		
1st Quarter (through December 5, 2003)	36.43	30.11

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical financial data of the Company. The selected operating and financial position data as of and for each of the five years in the period ended September 30, 2003 have been derived from the audited consolidated financial statements of the Company, some of which appear elsewhere in this Annual Report. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto which are included elsewhere herein.

	As of and For the Year Ended September 30,				
(in thousands, except per share amounts)	**2003**	2002[1][3]	2001	2000[2]	1999
Operating Data:					
Revenue	**$ 2,142,877**	$ 1,865,796	$ 2,233,520	$ 1,555,389	$ 1,131,334
Operating expenses, excluding goodwill amortization	**1,849,636**	1,602,906	1,683,602	1,348,118	1,132,721[4]
Goodwill amortization	**-**	-	13,739	13,497	13,525
Operating income (loss)	**293,241**	262,890	536,179	193,774	(14,912)
Interest expense	**(15,948)**	(8,979)	(13,282)	(19,968)	(31,365)
Interest income	**2,141**	2,008	2,567	1,576	608
Other income (expense), net	**(3,762)**	(3,225)	3,717	(99)	760
Income tax expense (benefit)	**87,495**	86,199	179,922	57,307	(15,221)
Net income (loss)	**188,177**	166,495	349,259	117,976	(29,688)
Earnings (loss) per share[5]:					
Basic	**1.19**	1.06	2.13	.74	(.21)
Diluted	**1.17**	1.04	2.09	.70	(.21)
Depreciation and amortization	**120,213**	104,915	104,969	102,018	99,800
Capital expenditures[6]	**167,183**	179,007	183,414	80,518	110,566
Financial Position Data (at end of period):					
Property, net	**$ 850,340**	$ 798,956	$ 676,445	$ 585,394	$ 659,717
Total assets	**2,785,957**	2,442,370	1,985,367	1,785,233	1,824,764
Long-term obligations, excluding current maturities	**493,754**	489,062	79,393	141,981	422,764
Stockholders' equity	**1,650,632**	1,418,628	1,370,081	1,169,771	877,089

(1) Includes the effect of the acquisition of OSCA, Inc. in May 2002, which was accounted for as a purchase in accordance with generally accepted accounting principles. For further details, see Note 3 of the Notes to the Consolidated Financial Statements.
(2) Includes the effect of the acquisition of Fracmaster in June 1999, which was accounted for as a purchase in accordance with generally accepted accounting principles.
(3) The Company ceased amortizing goodwill on October 1, 2001 in accordance with its adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets." For further details, see Note 2 of the Notes to the Consolidated Financial Statements.
(4) Includes $39.7 million of severance, asset impairment, and other costs associated with the downturn in oilfield drilling activity in 1999.
(5) Earnings per share amounts have been restated for all periods presented to reflect the increased number of common shares outstanding resulting from the 2 for 1 stock split effective May 31, 2001.
(6) Excluding acquisitions of businesses.

INDEPENDENT AUDITORS' REPORT

Stockholders of BJ Services Company:

We have audited the accompanying consolidated statements of financial position of BJ Services Company and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BJ Services Company and subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Houston, Texas
December 12, 2003

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)	Year Ended September 30, 2003	2002	2001
Revenue	$ 2,142,877	$ 1,865,796	$ 2,233,520
Operating Expenses:			
Cost of sales and services	1,665,545	1,435,540	1,519,722
Research and engineering	40,810	36,475	34,268
Marketing	73,665	64,095	63,266
General and administrative	69,449	66,627	66,305
Goodwill amortization	-	-	13,739
Loss on disposal of assets	167	169	41
Total operating expenses	1,849,636	1,602,906	1,697,341
Operating income	293,241	262,890	536,179
Interest expense	(15,948)	(8,979)	(13,282)
Interest income	2,141	2,008	2,567
Other (expense) income, net	(3,762)	(3,225)	3,717
Income before income taxes	275,672	252,694	529,181
Income tax expense	87,495	86,199	179,922
Net income	$ 188,177	$ 166,495	$ 349,259
Earnings Per Share:			
Basic	$ 1.19	$ 1.06	$ 2.13
Diluted	$ 1.17	$ 1.04	$ 2.09
Weighted-Average Shares Outstanding:			
Basic	157,943	156,981	163,885
Diluted	161,257	160,736	167,080

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands)	September 30, 2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 277,666**	$ 84,727
Receivables, less allowance for doubtful accounts: 2003, $8,828; 2002, $14,097	**469,656**	364,214
Inventories:		
Products	**109,383**	95,540
Work-in-process	**2,048**	1,971
Parts	**51,137**	62,339
Total inventories	**162,568**	159,850
Deferred income taxes	**718**	10,083
Prepaid expenses	**20,606**	23,079
Other current assets	**10,494**	6,838
Total current assets	**941,708**	648,791
Property:		
Land	**14,806**	14,206
Buildings and other	**238,835**	211,643
Machinery and equipment	**1,327,451**	1,188,105
Total property	**1,581,092**	1,413,954
Less accumulated depreciation	**730,752**	614,998
Property, net	**850,340**	798,956
Goodwill	**879,710**	872,959
Deferred income taxes	**66,877**	73,768
Investments and other assets	**47,322**	47,896
Total assets	**$ 2,785,957**	$ 2,442,370

The accompanying notes are an integral part of these consolidated financial statements

(in thousands)	September 30, 2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 220,031	$ 168,875
Short-term borrowings	5,888	3,522
Current portion of long-term debt	-	256
Accrued employee compensation and benefits	69,205	59,380
Income taxes	60,496	20,012
Taxes other than income	21,696	11,570
Accrued insurance	14,772	12,311
Other accrued liabilities	78,573	80,494
Total current liabilities	470,661	356,420
Long-term debt	493,754	489,062
Deferred income taxes	7,475	9,213
Accrued postretirement benefits	38,297	34,163
Other long-term liabilities	125,138	134,884
Commitments and contingencies (Note 10)		
Stockholders' Equity:		
Preferred stock (authorized 5,000,000 shares, none issued)		
Common stock, $.10 par value (authorized 380,000,000 shares; 173,755,324 shares issued and 158,306,175 shares outstanding in 2003; 173,755,324 shares issued and 156,795,191 shares outstanding in 2002)	17,376	17,376
Capital in excess of par	964,348	965,550
Retained earnings	1,026,832	848,772
Accumulated other comprehensive loss	(9,647)	(29,873)
Unearned compensation	-	(926)
Treasury stock, at cost (2003 – 15,449,149 shares; 2002 – 16,960,133 shares)	(348,277)	(382,271)
Total stockholders' equity	1,650,632	1,418,628
Total liabilities and stockholders' equity	$ 2,785,957	$ 2,442,370

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands, except share data)	Common Stock Shares	Common Stock	Capital In Excess of Par	Treasury Stock	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, September 30, 2000	**83,048**	**$ 8,688**	**$ 948,859**	**$ (165,154)**	**$ (3,433)**	**$ 376,270**	**$ 4,541**	**$ 1,169,771**
Comprehensive income:								
Net income						349,259		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							(2,180)	
Minimum pension liability adjustment							(5,994)	
Comprehensive income								341,085
Reissuance of treasury stock for:								
Stock options	921		(589)	37,454		(23,986)		12,879
Stock purchase plan	196			8,052		(2,727)		5,325
Stock performance plan	34		(1,397)	1,397				
Stock split	82,280	8,688				(8,688)		
Acquisition	6		171	267				438
Treasury stock purchased	(6,001)			(177,465)				(177,465)
Recognition of unearned compensation					3,165			3,165
Stock performance award			4,141		(4,141)			
Revaluation of stock performance awards			482		(482)			
Tax benefit from exercise of options			14,883					14,883
Balance, September 30, 2001	**160,484**	**$17,376**	**$ 966,550**	**$ (295,449)**	**$ (4,891)**	**$ 690,128**	**$ (3,633)**	**$ 1,370,081**
Comprehensive income:								
Net income						166,495		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							(4,655)	
Minimum pension liability adjustment							(21,585)	
Comprehensive income								140,255
Reissuance of treasury stock for:								
Stock options	440			9,884		(6,062)		3,822
Stock purchase plan	243			5,330		(1,660)		3,670
Stock performance plan	5			114		(114)		
Cancellation of stock issued for acquisition	(1)			(25)		(15)		(40)
Treasury stock purchased	(4,376)			(102,125)				(102,125)
Recognition of unearned compensation					983			983
Revaluation of stock performance awards			(2,982)		2,982			
Tax benefit from exercise of options			1,982					1,982
Balance, September 30, 2002	**156,795**	**$17,376**	**$ 965,550**	**$ (382,271)**	**$ (926)**	**$ 848,772**	**$ (29,873)**	**$ 1,418,628**
Comprehensive income:								
Net income						188,177		
Other comprehensive income, net of tax:								
Cumulative translation adjustments							21,456	
Minimum pension liability adjustment							(1,230)	
Comprehensive income								208,403
Reissuance of treasury stock for:								
Stock options	705			15,828		(5,732)		10,096
Stock purchase plan	659			14,862		(4,892)		9,970
Stock performance plan	147		(3,812)	3,304		507		(1)
Recognition of unearned compensation					1,108			1,108
Revaluation of stock performance awards			182		(182)			
Tax benefit from exercise of options			2,428					2,428
Balance, September 30, 2003	**158,306**	**$17,376**	**$ 964,348**	**$ (348,277)**	**$ --**	**$ 1,026,832**	**$ (9,647)**	**$ 1,650,632**

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	Year Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ **188,177**	$ 166,495	$ 349,259
Adjustments to reconcile net income to cash provided from operating activities:			
Depreciation and amortization	**120,213**	104,915	104,969
Net loss on disposal of assets	**167**	169	41
Recognition of unearned compensation	**1,108**	983	3,165
Deferred income tax expense	**29,508**	53,234	143,834
Minority interest	**5,080**	4,916	6,803
Changes in:			
Receivables	**(105,442)**	136,089	(124,183)
Accounts payable, trade	**51,156**	(47,510)	42,828
Inventories	**(2,718)**	1,055	(21,856)
Other current assets and liabilities	**19,835**	(48,809)	26,673
Other, net	**19,789**	(27,667)	(13,975)
Net cash flows provided from operating activities	**326,873**	343,870	517,558
Cash flows from investing activities:			
Property additions	**(167,183)**	(179,007)	(183,414)
Proceeds from disposal of assets	**5,184**	6,003	13,238
Acquisitions of businesses, net of cash acquired	**-**	(474,600)	(18,569)
Net cash used for investing activities	**(161,999)**	(647,604)	(188,745)
Cash flows from financing activities:			
Proceeds from exercise of stock options and stock purchase plan	**21,263**	7,452	18,204
Purchase of treasury stock	**-**	(102,125)	(177,465)
Proceeds from issuance of convertible debt	**-**	400,142	-
(Repayment) proceeds of long-term debt	**4,692**	-	(71,922)
(Repayment) proceeds of short-term borrowings, net	**2,110**	(1,111)	(19,999)
Net cash flows provided from (used for) financing activities	**28,065**	304,358	(251,182)
Increase in cash and cash equivalents	**192,939**	624	77,631
Cash and cash equivalents at beginning of year	**84,727**	84,103	6,472
Cash and cash equivalents at end of year	$ **277,666**	$ 84,727	$ 84,103

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The Company consolidates all investments in which we own greater than 50 percent, or in which we control. All material intercompany balances and transactions are eliminated in consolidation. Investments in companies in which the Company's ownership interest ranges from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

All references in these financial statements and footnotes to numbers of shares outstanding, earnings per share amounts and per share data, including stock option and stock purchase plan information, have been restated to reflect the 2 for 1 stock split that occurred on May 31, 2001.

Certain amounts for 2002 and 2001 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Cash and cash equivalents: The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Allowance for doubtful accounts: The Company performs ongoing credit evaluations of our customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot give any assurances that we will continue to experience the same credit loss rates that we have in the past. The cyclical nature of our industry may affect our customers' operating performance and cash flows, which could impact our ability to collect on these obligations. In addition, many of our customers are located in certain international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect these accounts receivables.

Inventories: Inventories, which consist principally of (i) products which are consumed in the Company's services provided to customers, (ii) spare parts for equipment used in providing these services and (iii) manufactured components and attachments for equipment used in providing services, are stated primarily at the lower of weighted-average cost or market. Cost primarily represents invoice costs. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to the Company's forecasts could require additional provisions for excess or obsolete inventory.

Property: Property is stated at cost less amounts provided for permanent impairments and includes capitalized interest of $0.6 million, $2.7 million and $1.9 million for the years ended September 30, 2003, 2002 and 2001, respectively, on funds borrowed to finance the construction of capital additions. Depreciation is generally provided using the straight-line method over the estimated useful lives of individual items. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease terms.

The estimated useful lives are 10 to 30 years for buildings and leasehold improvements and range from 3 to 12 years for machinery and equipment. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenue and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Intangible assets: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. Prior to fiscal year 2002, goodwill was amortized on a straight-line basis over periods ranging from 5 to 40 years. Effective October 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings. The Company ceased the amortization of goodwill beginning October 1, 2001. The Company performed a transitional fair value based impairment test utilizing discounted estimated cash flows to evaluate any possible impairment of goodwill, and determined that fair value exceeded the recorded amount at October 1, 2001, therefore no impairment loss has been recorded. SFAS 142 requires goodwill to be reviewed for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. No impairment adjustment was necessary to the Company's $879.7 million net goodwill balance at September 30, 2003. The changes in the carrying amount of goodwill by reporting unit for the year ended September 30, 2002 and 2003, are as follows:

(in thousands)

	U.S./Mexico Pumping Services	Int'l Pumping Services	BJ Chemical Services	PPS	Casing and Tubular	Completion Tools	Completion Fluids	Ending Balance
Balance as of 10/01/01	$ 188,543	$ 246,349	$ 10,726	$ 22,272	$ 8,905	$ -	$ -	$ 476,795
Goodwill acquired during year (see Note 3)	85,766	124,919	-	-	-	107,907	77,572	396,164
Balance as of 09/30/02	$ 274,309	$ 371,268	$ 10,726	$ 22,272	$ 8,905	$ 107,907	$ 77,572	$ 872,959
Purchase price adjustments	(251)	56	-	-	-	4,328	2,618	6,751
Balance as of 09/30/03	$ 274,058	$ 371,324	$ 10,726	$ 22,272	$ 8,905	$ 112,235	$ 80,190	$ 879,710

Patents are being amortized on a straight-line basis over their estimated useful lives, not to exceed 17 years. Intangible assets (other than goodwill), net of accumulated amortization were $3.5 million and $2.4 million at September 30, 2003 and 2002, respectively. The Company utilizes undiscounted estimated cash flows to evaluate any possible impairment of intangible assets. If such cash flows are less than the net carrying value of the intangible assets the Company records an impairment loss equal to the difference in discounted estimated cash flows and the net carrying value. The discount rate utilized is based on market factors at the time the loss is determined.

The following table provides pro forma results for the year ended September 30, 2001 as if the non-amortization provisions of SFAS 142 had been applied:

(in thousands, except per share amounts)	For the Year Ended September 30, 2001
Reported net income	$ 349,259
Add back: Goodwill amortization	13,739
Adjusted net income	$ 362,998
Basic earnings per share:	
Reported net income	$ 2.13
Goodwill amortization	.08
Adjusted net income	$ 2.21
Diluted earnings per share:	
Reported net income	$ 2.09
Goodwill amortization	.08
Adjusted net income	$ 2.17

Income Taxes: The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. This calculation requires the Company to make certain estimates about our future operations. Changes in state, federal and foreign tax laws as well as changes in our financial condition could affect these estimates.

Valuation Allowance for Deferred Tax Assets: The Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future.

Self Insurance Accruals: The Company is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits for claims filed and claims incurred but not reported. The Company's liability is estimated on an actuarial undiscounted basis using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the final cost of many of these claims may not be known for five years or longer. Management reviews the reserve on a quarterly basis. At September 30, 2003 and September 30, 2002, self-insurance accruals totaled $14.8 million and $12.3 million, respectively.

Contingencies: Contingencies are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a loss contingency when information available prior to the issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal, and income tax matters requires the Company to use its judgment. While the Company believes that its accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated. For significant litigation, the Company accrues for its legal costs.

Environmental remediation and compliance: Environmental remediation costs are accrued based on estimates of known environmental exposures using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. The accrual is recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a U.S. federal or state Superfund site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total volume of waste at the site.

Revenue Recognition: The Company's revenue is composed of product sales, rental, service and other revenue. Products, rentals, and services are generally sold based on fixed or determinable priced purchase orders or contracts with the customer. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured. Rental, service and other revenue is recognized when the services are provided and collectibility is reasonably assured.

Research and development expenditures: Research and development expenditures are charged to income as incurred.

Maintenance and repairs: Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and improvements are capitalized if they extend the life, increase the capacity, or improve the efficiency of the asset.

Foreign currency translation: The Company's functional currency is primarily the U.S. dollar. Gains and losses resulting from financial statement translation of foreign operations where the U.S. dollar is not the functional currency are included in the consolidated statement of operations as cost of sales. Gains and losses resulting from financial statement translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. The Company's operations in Canada and Hungary use their respective local currencies as the functional currency.

Derivative instruments: The Company sometimes enters into forward foreign exchange contracts to hedge the impact of currency fluctuations on certain transactions and assets and liabilities denominated in foreign currencies. We do not enter into derivative instruments for speculative or trading purposes. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that the Company recognize all derivatives on the balance sheet at fair value. Any ineffective portion of a derivative's change in fair value is recognized into earnings. The Company designates and documents the derivative instrument as a cash flow hedge at its inception. The derivative is assessed to determine if the hedge is highly effective in offsetting changes in cash flows of the hedged item at inception and on an ongoing basis.

Employee stock-based compensation: Under SFAS No. 123 "Accounting for Stock-Based Compensation," the Company is permitted to either record expenses for stock options and other stock-based employee compensation plans based on their fair value at the date of grant or to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instruments at the measurement dates. The Company elected to continue following APB 25; therefore, no compensation expense has been recognized because the exercise prices of employee stock options equal the market prices of the underlying stock on the dates of grant.

The following pro forma table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to the Stock Option Plan and the Stock Purchase Plan:

(In thousands, except per share amounts)	**2003**	2002	2001
Net income, as reported	$ **188,177**	$ 166,495	$ 349,259
Less: total stock-based employee compensation expense determined under SFAS 123 for all awards, net of tax	**15,367**	16,968	6,561
Net income, pro forma	$ **172,810**	$ 149,527	$ 342,698
Earnings per share:			
Basic, as reported	$ **1.19**	$ 1.06	$ 2.13
Basic, pro forma	$ **1.09**	$ 0.95	$ 2.09
Diluted, as reported	$ **1.17**	$ 1.04	$ 2.09
Diluted, pro forma	$ **1.07**	$ 0.93	$ 2.05

The pro forma compensation expense determined under SFAS 123 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Stock Option Plan			
Expected life (years)	**4.8**	5.0	4.8
Interest rate	**2.8%**	3.8%	3.6%
Volatility	**40.1%**	46.2%	63.0%
Dividend yield	**0**	0	0
Weighted-average fair value per share at grant date	**$ 14.08**	$ 9.98	$ 15.03
Stock Purchase Plan			
Expected life (years)	**1.0**	1.0	1.0
Interest rate	**1.04%**	1.58%	1.96%
Volatility	**19.2%**	40.0%	63.0%
Dividend yield	**0**	0	0
Weighted-average fair value per share at grant date	**$ 4.82**	$ 4.41	$ 6.52

In fiscal 2002, the Company changed its method of estimating future volatility for purposes of valuing its stock options and shares underlying the employee stock purchase plan. The Company calculated its volatility using historical daily, weekly and monthly price intervals to generate a reasonable range of expected future volatility, and used a factor at the low end of the range in accordance with SFAS 123.

New accounting pronouncements: In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the fair value of a liability for an asset retirement legal obligation to be recognized in the period in which it is incurred. When the liability is initially recorded, associated costs are capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires entities to record the cumulative effect of a change in accounting principle in the income statement in the period of adoption. The Company adopted SFAS 143 on October 1, 2002. The Company has an asset retirement obligation ("ARO") with respect to machinery and equipment permanently affixed to the decks of certain leased vessels. The Company is obligated to remove the machinery and equipment and restore the vessel to its original condition upon returning the vessel to the owner. The Company determined the fair value of the ARO by using the "expected cash flow" approach and probability weighting multiple scenarios and related outcomes. The cumulative effect of the adoption of SFAS 143 had no effect on earnings per share. The ARO was $3.1 million at October 1, 2002. Due to the immaterial effects that this new standard had on a cumulative basis as of October 1, 2002, we are not presenting pro forma ARO disclosures. Based on our ARO's as of October 1, 2003, on an annual basis, we expect depreciation expense to increase by approximately $0.1 million and to incur accretion expense of approximately $0.2 million as a result of adopting SFAS 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion 30, while retaining many of the requirements of these two statements. Under SFAS 144, assets held for sale that are a component of an entity will be included in discontinued operations if the operations and cash flows will be or have been eliminated from ongoing operations and the reporting entity will not have any significant continuing involvement in the discontinued operations prospectively. SFAS 144 is effective for fiscal years beginning after December 15, 2001. SFAS 144 did not materially change the methods used by the Company to measure impairment losses on long-lived assets but may result in future dispositions being reported as discontinued operations to a greater extent than is currently permitted. The Company adopted SFAS 144 on October 1, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 replaces accounting guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS 146 on January 1, 2003. Adoption did not have a material impact on the Company's financial position or results of operations.

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45") was issued. The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The Company adopted FIN No. 45 on January 1, 2003. No liabilities were required to be recognized upon adoption and the Company's current guarantees are disclosed in Note 10 of the Notes to the Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation" ("SFAS 148"). This Statement amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. SFAS 148 is intended to improve the prominence and clarity of the pro forma disclosures required by SFAS 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this statement is intended to improve the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. SFAS 148 also amends certain disclosure requirements under APB 25. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company did not adopt fair value based method of accounting for stock-based employee compensation; and therefore, adoption of SFAS 148 on January 1, 2003 impacted the disclosures only, not the financial results of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company adopted FIN 46 on July 1, 2003. Adoption of the provisions of FIN 46 did not have a material impact on the Company's financial position or results of operations.

3. Acquisitions of Businesses

OSCA: On May 31, 2002, the Company completed the acquisition of OSCA, Inc. ("OSCA") for a total purchase price of $470.6 million (including transaction costs). This acquisition was accounted for using the purchase method of accounting. Accordingly, the results of OSCA's operations are included in the consolidated statement of operations beginning June 1, 2002. The assets and liabilities of OSCA have been recorded in the Company's consolidated statement of financial position at estimated fair market value as of May 31, 2002 with the remaining purchase price reflected as goodwill.

The following table reflects (in thousands, except per share amounts) the Company's results of operations on a pro forma basis as if the acquisition had been completed at the beginning of the periods presented utilizing OSCA's historical results. This unaudited pro forma information excludes the effects of cost elimination and reduction initiatives directly related to the acquisition.

	Year Ended September 30,	
	2002	2001
Revenue	$ 1,965,666	$ 2,410,138
Net income	$ 147,600[(1)]	$ 354,786
Earnings per share:		
Basic	$ .94	$ 2.16
Diluted	$ .92	$ 2.12

(1) Includes a $13.5 million (before tax) charge recorded in OSCA's March 31, 2002 pre-acquisition financial statements for the Newfield litigation (see Note 10)

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

The Company has completed its review and determination of the fair values of the assets acquired. The allocation of the purchase price and estimated goodwill are summarized as follows:

(In thousands)	Allocation as of September 30, 2002	Adjustments	Allocation as of September 30, 2003
Consideration paid:			
Cash to OSCA stockholders	$ 416,252		$ 416,252
Settlement of options	8,197		8,197
Debt assumed	35,000		35,000
Transaction costs	11,124		11,124
Total consideration	$ 470,573		$ 470,573
Allocation of consideration paid:			
Cash and cash equivalents	$ 5,073		$ 5,073
Accounts receivable	24,588		24,588
Inventory	25,767	316	26,083
Prepaid expenses	879		879
Current deferred income taxes	4,031		4,031
Property, plant and equipment	49,424	1,140	50,564
Other assets	8,785		8,785
Short-term debt	(440)		(440)
Accounts payable	(25,582)	(34)	(25,616)
Other accrued liabilities	(21,295)	(2,010)	(23,305)
Accrued income and other taxes[(1)]	7,416	(6,144)	1,272
Goodwill	$ 391,927		$ 398,659

(1) Adjustment was to recognize book-to-tax differences in assets and a reserve for pre-acquisition audits that are ongoing.

Other: On June 24, 2002, the Company completed a $9.1 million acquisition of the coiled tubing assets and business of Maritima Petroleo E Engenharia, LTDA ("Maritima"), a leading provider of coiled tubing services in Brazil. This acquisition was accounted for using the purchase method of accounting.

The Company made other acquisitions in fiscal 2001 for aggregate consideration of $29.0 million. These acquisitions were accounted for using the purchase method of accounting and, accordingly, any excess of total consideration over the estimated fair value of net assets acquired was recorded as goodwill. These acquisitions are not material to the Company's financial statements and therefore pro forma information is not presented.

4. Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares outstanding during each period and the assumed exercise of dilutive stock instruments (stock options, the stock purchase plan, and the stock incentive plan) less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock for each of the periods presented. No dilutive effect has been included for the convertible senior notes issued April 24, 2002 (See Note 5) because the Company currently has the ability and intent to settle the conversion price in cash.

The following table presents information necessary to calculate earnings per share for the three years ended September 30, 2003:

(In thousands, except per share amounts)	**2003**	2002	2001
Net Income	**$ 188,177**	$ 166,495	$ 349,259
Weighted-average common shares outstanding	**157,943**	156,981	163,885
Basic earnings per share	**$ 1.19**	$ 1.06	$ 2.13
Weighted-average common and dilutive potential common shares outstanding:			
Weighted-average common shares outstanding	**157,943**	156,981	163,885
Assumed exercise of stock options[1]	**3,314**	3,755	3,195
Weighted-average dilutive shares outstanding	**161,257**	160,736	167,080
Diluted earnings per share	**$ 1.17**	$ 1.04	$ 2.09

(1) For the years ended September 30, 2003 and 2002, 67 and 69 stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

5. Debt and Bank Credit Facilities

Long-term debt at September 30, 2003 and 2002 consisted of the following:

(In thousands)	**2003**	2002
Convertible Senior Notes due 2022, net of discount	**$ 414,866**	$ 410,223
7% Series B Notes due 2006, net of discount	**78,888**	78,839
Other		256
	493,754	489,318
Less current maturities of long-term debt		256
Long-term debt	**$ 493,754**	$489,062

On April 24, 2002 the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). The notes are unsecured senior obligations that rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness. The Company used the aggregate net proceeds of $400.1 million to fund a substantial portion of the purchase price of its acquisition of OSCA, which closed on May 31, 2002, and for general corporate purposes. There were $414.9 million and $410.2 million outstanding under the convertible senior notes at September 30, 2003 and September 30, 2002, respectively.

The notes will mature in 2022 and cannot be called by the Company for three years after issuance. If the Company exercises its right to call the notes, the redemption price must be paid in cash. Holders of the notes can require the Company to repurchase the notes on the third, fifth, tenth and fifteenth anniversaries of the issuance. The Company has the option to pay the repurchase price in cash or stock. The issue price of the notes was $790.76 for each $1,000 in face value, which represents an annual yield to maturity of 1.625%. Of this 1.625% yield to maturity, 0.50% per year on the issue price will be paid semi-annually in cash for the life of the security.

The notes are convertible into BJ Services common stock at an initial rate of 14.9616 shares for each $1,000 face amount note. This rate results in an initial conversion price of $52.85 per share (based on the purchaser's original issue discount) and represents a premium of 45% over the April 18, 2002 closing sale price of the Company's common stock on the New York Stock Exchange of $36.45 per share. The Company has the option and currently has the ability and the intent to settle notes that are surrendered for conversion using cash. Generally, except upon the occurrence of specified events, including a credit rating downgrade to below investment grade, holders of the notes are not entitled to exercise their conversion rights until the Company's stock price is greater than a specified percentage (beginning at 120% and declining to 110% at the maturity of the notes) of the accreted conversion price per share. At September 30, 2003, the accreted conversion price per share would have been $53.56.

In June 2001, the Company replaced its existing credit facility (the "Bank Credit Facility") with a $400 million committed line of credit (the "Committed Credit Facility"). In connection with the replacement of the Bank Credit Facility, the Company prepaid $30.3 million of borrowings that were outstanding under the term loan portion and accelerated recognition of $1.2 million of unamortized debt issuance costs (classified as interest expense). The Committed Credit Facility consists of a $200 million, 364-day commitment that renews annually at the option of the lenders, and a $200 million, three-year commitment. The 364-day commitment that expired in June 2003 was renewed for an additional 364 days. Interest on outstanding borrowings is charged based on prevailing market rates, which were 1.79% and 2.42% at September 30, 2003 and 2002, respectively. The Company is charged various fees in connection with the Committed Credit Facility, including a commitment fee based on the average daily unused portion of the commitment. Commitment fees were $496,000, $493,000 and $383,000 for 2003, 2002 and 2001, respectively. There were no outstanding borrowings under the Committed Credit Facility at September 30, 2003 and 2002.

In addition to the Committed Credit Facility, the Company had $119.7 million of unsecured, discretionary lines of credit at September 30, 2003, which expire at the bank's discretion. There are no requirements for commitment fees or compensating balances in connection with these lines of credit and interest is at prevailing market rates. There was $5.9 million and $3.5 million in outstanding borrowings under these lines of credit at September 30, 2003 and 2002, respectively. The weighted average interest rates on short-term borrowings outstanding as of September 30, 2003 and 2002 were 5.00% and 5.75%, respectively.

In June 2001, the Company repurchased and retired $46 million of its 7% notes maturing in 2006 and recorded associated debt extinguishment costs of $1.7 million (classified as other expense), consisting mainly of a $1.3 million early payment premium. At September 30, 2003 and September 30, 2002, the Company had issued and outstanding $78.9 million.

The Company's debt agreements contain various customary covenants including maintenance of certain profitability and solvency ratios, as defined in the Committed Credit Facility, none of which materially restrict the Company's activities. The Company is currently in compliance with all covenants imposed by the terms of its indebtedness.

6. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable.

Cash and Cash Equivalents, Trade Receivables, Trade Payables, Short-Term Borrowings and Foreign Exchange Contracts: The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term Debt: Fair value is based on the rates currently available to the Company for debt with similar terms and average maturities.

Foreign Exchange Contracts: Periodically, the Company borrows funds which are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. There were no such borrowings denominated in foreign currencies at September 30, 2003. When necessary, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were four forward foreign exchange contracts as of September 30, 2003, each in the amount of $2.3 million. These contracts are being accounted for as cash flow hedges of future foreign currency denominated obligations. Beginning in November 2003 and ending in August 2004, one contract will settle in each of the following four quarters. The effect of these cash flow hedges as of September 30, 2003 on Accumulated Other Comprehensive Income was not material. All items described are non-trading and are stated in U.S. dollars.

The fair value of financial instruments that differed from their carrying value at September 30, 2003 and 2002 was as follows:

(In thousands)	**2003**		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
7% Series B Notes	**$ 78,888**	**$ 86,537**	$ 78,839	$ 86,410
Convertible Senior Notes due 2022	**414,866**	**421,961**	410,223	403,238
Forward Foreign Exchange Contracts	**42**	**42**	-	-

7. Income Taxes

The geographical sources of income before income taxes for the three years ended September 30, 2003 were as follows:

(In thousands)	**2003**	2002	2001
United States	**$ 123,337**	$ 142,070	$ 363,584
Foreign	**152,335**	110,624	165,597
Income before income taxes	**$ 275,672**	$ 252,694	$ 529,181

The provision for income taxes for the three years ended September 30, 2003 is summarized below:

(In thousands)	**2003**	2002	2001
Current:			
United States	**$ 3,154**	$ 5,011	$ 3,350
Foreign	**54,833**	27,954	32,738
Total current	**57,987**	32,965	36,088
Deferred:			
United States	**36,141**	51,491	130,047
Foreign	**(6,633)**	1,743	13,787
Total deferred	**29,508**	53,234	143,834
Income tax expense	**$ 87,495**	$ 86,199	$ 179,922

The consolidated effective income tax rates (as a percent of income (loss) before income taxes) for the three years ended September 30, 2003 varied from the United States statutory income tax rate for the reasons set forth below:

	2003	2002	2001
Statutory rate	35.0%	35.0%	35.0%
Foreign earnings at varying rates	(3.5)	(4.1)	(2.6)
State income taxes, net of federal benefit	.3	1.3	.6
Foreign income recognized domestically	(.4)	1.3	.1
Goodwill amortization			.7
Nondeductible expenses	.3	.6	.3
Other, net			(.1)
	31.7%	34.1%	34.0%

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of assets or liabilities and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rules currently in effect in each of the taxing jurisdictions in which the Company has operations. Generally, deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability for financial reporting. The estimated deferred tax effect of temporary differences and carryforwards as of September 30, 2003 and 2002 were as follows:

(In thousands)	2003	2002
Assets:		
Expenses accrued for financial reporting purposes, not yet deducted for tax	$ 74,250	$ 89,417
Alternative minimum tax credit carryforward	14,498	
Net operating loss carryforwards	10,144	42,620
Valuation allowance	(10,144)	(39,140)
Total deferred tax asset	88,748	92,897
Liabilities:		
Differences in depreciable basis of property	(26,032)	(15,977)
Income accrued for financial reporting purposes, not yet reported for tax	(2,596)	(2,282)
Total deferred tax liability	(28,628)	(18,259)
Net deferred tax asset (liability)	$ 60,120	$ 74,638

At September 30, 2003, the Company had approximately $30.2 million of foreign tax net operating loss carryforwards. The potential impact of the foreign net operating loss carryforwards subject to expiration has been reflected in the asset valuation allowance balance as of September 30, 2003. The Company's valuation allowance was recorded as a part of the respective allocations of purchase price for various business acquisitions. Reversal of this valuation allowance will not effect the Company's effective tax rate but instead would be recorded as a reduction of the goodwill attributable to the respective acquisition.

No deferred U.S. income tax liability has been recognized on undistributed earnings of foreign subsidiaries as they have been deemed permanently invested outside the U.S. If these earnings were to be remitted to the Company, any U.S. income taxes payable would be substantially reduced by foreign tax credits generated by repatriation of the earnings.

The alternative minimum tax credit carryforward is available to offset future federal income tax liabilities. The alternative minimum tax credit has no expiration date.

8. Segment Information

The Company currently has thirteen operating segments for which separate financial information is available and that have separate management teams that are engaged in oilfield services. The results for these operating segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The operating segments have been aggregated into three reportable segments: U.S./Mexico Pressure Pumping, International Pressure Pumping and Other Oilfield Services.

The U.S./Mexico Pressure Pumping has two operating segments and includes cementing services and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services) provided throughout the United States and Mexico. These two operating segments have been aggregated into one reportable segment because they offer the same type of services, have similar economic characteristics, have similar production processes and use the same methods to provide their services.

The International Pressure Pumping segment has six operating segments. Similar to U.S./Mexico Pressure Pumping, it includes cementing and stimulation services (consisting of fracturing, acidizing, sand control, nitrogen, coiled tubing and service tool services). These services are provided to customers in more than 50 countries in the major international oil and natural gas producing areas of Canada, Latin America, Europe, Africa, Southeast Asia, the Middle East, Russia and China. The operating segments have been aggregated into one reportable segment because they have similar economic characteristics, offer the same type of services, have similar production processes and use the same methods to provide their services. They also serve the same or similar customers. Customers include major multi-national, independent and national or state-owned oil companies.

The Other Oilfield Services segment has five operating segments. These operating segments provide other oilfield services such as production chemicals, casing and tubular services and process and pipeline services and, with the acquisition of OSCA on May 31, 2002, completion tools and completion fluids services in the U.S. and in select markets internationally. The operating segments have been aggregated into one reportable segment as they all provide other oilfield services, serve same or similar customers and some of the operating segments share equipment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its segments based on operating income. Intersegment sales and transfers are not material.

Summarized financial information concerning the Company's segments for each of the three years ended September 30, 2003 is shown in the following tables. The "Corporate" column includes corporate expenses not allocated to the operating segments. For the years ended September 30, 2003, 2002 and 2001, there was no revenue attributable to one customer that accounted for more than 10% of total revenue.

Business Segments

(in thousands)	U.S./Mexico Pressure Pumping	International Pressure Pumping	Other Oilfield Services	Corporate	Total
2003					
Revenue	**$ 982,630**	**$ 801,746**	**$ 358,479**	**$ 22**	**$ 2,142,877**
Operating income (loss)	**190,301**	**90,662**	**49,950**	**(37,672)**	**293,241**
Identifiable assets	**832,736**	**1,044,811**	**482,193**	**426,217**	**2,785,957**
Capital expenditures	**72,827**	**60,380**	**19,557**	**14,419**	**167,183**
Depreciation	**44,491**	**55,110**	**16,132**	**4,480**	**120,213**
2002					
Revenue[2]	$ 898,691	$ 712,612	$ 253,665	$ 828	$ 1,865,796
Operating income (loss)	189,136	72,068	30,220	(28,534)	262,890
Identifiable assets	764,029	989,174	463,610	225,557	2,442,370
Capital expenditures	75,141	77,702	16,713	9,451	179,007
Depreciation	36,046	51,485	13,572	3,812	104,915
2001					
Revenue	$ 1,219,356	$ 794,687	$ 218,987	$ 490	$ 2,233,520
Operating income (loss)[1]	425,051	126,828	34,408	(36,369)	549,918
Identifiable assets	717,593	850,856	180,088	236,830	1,985,367
Capital expenditures	116,703	51,999	13,087	1,625	183,414
Depreciation and amortization	24,449	49,694	11,228	19,598	104,969

(1) Operating income by segment excludes goodwill amortization.

(2) As a result of the acquisition of OSCA, beginning in June 2002, certain products and services, which the Company considers to be completion tools, and completion fluids are included in the other oilfield services segment. Revenue, operating income and depreciation amounts relating to these products and service lines in the U.S. prior to the acquisition of OCSA have been reclassified to conform to the current year presentation. Amounts relating to these products and service lines sold internationally have not been reclassified as it is impracticable to do so and such amounts are not considered to be material to the segment information provided.

Geographic Information

(in thousands)	Revenue	Long-Lived Assets
2003		
United States	**$ 1,068,465**	**$ 1,322,962**
Canada	**253,851**	**111,618**
Other countries	**820,561**	**342,792**
Consolidated total	**$ 2,142,877**	**$ 1,777,372**
2002		
United States	$ 968,520	$ 1,295,639
Canada	200,020	99,364
Other countries	697,256	327,633
Consolidated total	$ 1,865,796	$ 1,722,636
2001		
United States	$ 1,274,806	$ 794,292
Canada	260,608	100,362
Other countries	698,106	278,554
Consolidated total	$ 2,233,520	$ 1,173,208

Revenue by Product Line

(in thousands)	2003	2002	2001
Cementing	**$ 594,743**	$ 541,975	$ 693,715
Stimulation	**1,140,433**	1,017,088	1,279,675
Other	**407,701**	306,733	260,130
Total revenue	**$ 2,142,877**	$ 1,865,796	$ 2,233,520

A reconciliation from the segment information to consolidated income before income taxes for each of the three years ended September 30, 2003 is set forth below:

(in thousands)	2003	2002	2001
Total operating profit for reportable segments	**$ 293,241**	$ 262,890	$ 549,918
Goodwill amortization			(13,739)
Interest expense	**(15,948)**	(8,979)	(13,282)
Interest income	**2,141**	2,008	2,567
Other (expense) income, net	**(3,762)**	(3,225)	3,717
Income before income taxes	**$ 275,672**	$ 252,694	$ 529,181

9. Employee Benefit Plans

U.S. Benefit Plans

The Company administers a thrift plan for U.S. based employees whereby eligible employees elect to contribute from 2% to 20% of their base salaries to an employee benefit trust. Employee contributions are matched by the Company at the rate of $.50 per $1.00 up to 6% of the employee's base salary. In addition, the Company contributes between 2% and 5% of each employee's base salary depending on their age as of January 1 each year as a base contribution. Company matching contributions vest immediately while Company base contributions become fully vested after five years of employment. The Company's employees formerly employed by OSCA (See Note 3) are covered under a savings plan which was merged into the Company's thrift plan effective August 1, 2002. The Company's contributions to these thrift plans amounted to $11.4 million, $10.6 million, and $8.4 million, in 2003, 2002, and 2001, respectively.

Effective October 1, 2000, the Company established a non-qualified supplemental executive retirement plan. The unfunded defined benefit plan will provide Company executives with supplemental retirement benefits based on the highest consecutive three years compensation out of the final ten years and become vested at age 55. The expense associated with this plan was $3.4 million, $4.0 million, and $3.7 million in 2003, 2002, and 2001, respectively. The related accrued benefit obligation was $10.0 million and $7.3 million as of September 30, 2003 and 2002, respectively.

Effective December 7, 2000, the Company established a non-qualified directors' benefit plan. The unfunded defined benefit plan will provide the Company's non-employee directors with benefits upon termination of their service based on the number of years of service and the last annual retainer fee. The expense associated with this plan was $.3 million, $.1 million and $1.3 million for 2003, 2002, and 2001, respectively. The related accrued benefit obligation was $1.7 million and $1.4 million as of September 30, 2003 and 2002, respectively.

The Company's U.S. employees formerly employed for at least one year by The Western Company of North America ("Western") are covered under a defined benefit pension plan as a carryover from the Company's acquisition of Western. Pension benefits are based on years of service and average compensation for each employee's five consecutive highest paid years during the last ten years worked. Benefits under the Western plan were frozen effective December 31, 1995, at which time all earned benefits were vested. The U.S. pension plan assets are primarily invested in U.S. equities and fixed income securities. The Company funds its pension plans with the amounts necessary to meet the minimum funding requirements under the Employee's Retirement Income Security Act, as amended. The funded status of this plan at September 30, 2003 and 2002 was as follows:

(In thousands)	**2003**	2002
Vested benefit obligation	**$ 66,834**	$ 61,762
Projected benefit obligation	**$ 66,834**	$ 61,762
Plan assets at fair value	**48,197**	43,984
Projected benefit obligation in excess of plan assets	**18,637**	17,778
Cumulative unrecognized loss	**(23,322)**	(23,186)
Adjustment required to recognize minimum liability	**23,322**	23,186
Net pension liability	**$ 18,637**	$ 17,778

The following is a reconciliation of the benefit obligation and plan assets:

(In thousands)	2003	2002
Change in benefit obligation		
Defined benefit plan obligation, beginning of year	$ **61,762**	$ 58,233
Interest cost	**3,902**	3,886
Actuarial loss	**4,445**	2,762
Benefits paid from plan assets	**(3,275)**	(3,119)
Defined benefit plan obligation, end of year	$ **66,834**	$ 61,762
Change in plan assets		
Fair value of plan assets, beginning of year	$ **43,984**	$ 51,200
Company contributions		
Actual (loss)gain on plan assets	**7,488**	(4,097)
Benefits paid from plan assets	**(3,275)**	(3,119)
Fair value of plan assets, end of year	$ **48,197**	$ 43,984

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company's balance in other noncurrent liabilities for the minimum pension liability adjustments was $23.3 million and $23.2 million as of September 30, 2003 and 2002, respectively. As there were no previously unrecognized prior service costs at September 30, 2003 and 2002, the full amount of the adjustments, net of related deferred tax benefit, are reflected within Accumulated Other Comprehensive Income as a reduction of stockholders' equity. See Note 12 for disclosure of the amounts included in other comprehensive income. In calendar year 2004, the Company will have a minimum pension funding requirement of $5.9 million. This is expected to be funded by cash flows from operating activities.

Assumptions used in accounting for the Company's U.S. defined benefit pension plan with the measurement date as of September 30, were as follows:

	2003	2002	2001
Weighted-average discount rate	**5.85%**	6.50%	6.87%
Weighted-average expected long-term rate of return on assets	**8.50%**	9.00%	9.00%

Costs for each of the three years ended September 30, 2003 for the Company's U.S. defined benefit were as follows:

(In thousands)	2003	2002	2001
Interest cost on projected benefit obligation	$ **3,902**	$ 3,886	$ 3,895
Expected return on plan assets	**(3,802)**	(4,458)	(4,521)
Net amortization and deferral	**623**	1,016	
Net pension cost (benefit)	$ 723	$ 444	$ (626)

Foreign Benefit Plans

The Company sponsors defined benefit pension plans that cover substantially all employees in Canada and the United Kingdom ("UK"). The Canadian pension plan assets are primarily invested in fixed income securities and Canadian equities, with the remaining balance invested in U.S. equities, international equities and short-term securities. The UK pension plan assets are primarily invested in UK equities and fixed income securities.

The funded status of the Company's international plans at September 30, 2003 and 2002, on a combined basis, was as follows:

(In thousands)	2003	2002
Actuarial present value of:		
Vested benefit obligation	$ 84,259	$ 65,278
Accumulated benefit obligation	$ 84,344	$ 65,471
Projected benefit obligation	$ 91,381	$ 73,366
Plan assets at fair value	63,189	45,930
Projected benefit obligation in excess of plan assets	28,192	27,436
Unrecognized loss	(31,173)	(27,987)
Unrecognized transition asset, net of amortization	12	14
Unrecognized prior service cost	(71)	(91)
Adjustment required to recognize minimum liability	22,894	21,270
Net pension liability	$ 19,854	$ 20,642

In calendar year 2004, the Company will have a minimum pension funding requirement of $5.2 million. This is expected to be funded by cash flows from operating activities.

The following is a reconciliation of the benefit obligation and plan assets of the Company's international defined benefit plans, on a combined basis:

(In thousands)	2003	2002
Change in benefit obligation		
Defined benefit obligation, beginning of year	$ 73,366	$ 56,648
Service cost	3,687	2,874
Interest cost	4,463	3,558
Actuarial loss	3,715	7,577
Benefits paid from plan assets	(2,452)	(1,916)
Contributions by plan participants	1,639	1,437
Foreign currency exchange rate change	6,963	3,188
Defined benefit obligation, end of year	$ 91,381	$ 73,366
Change in plan assets		
Fair value of plan assets, beginning of year	$ 45,930	$ 51,818
Actual (loss) return on plan assets	5,109	(10,002)
Company contributions	6,923	2,559
Contributions by plan participants	1,639	1,437
Benefits paid from plan assets	(2,452)	(1,916)
Net refund from (funding) of defined contribution plan	1,042	210
Foreign currency exchange rate change	4,998	1,824
Fair value of plan assets, end of year	$ 63,189	$ 45,930

Assumptions used in accounting for the Company's international defined benefit pension plans with a measurement date as of September 30, were as follows:

	2003	2002	2001
United Kingdom			
Weighted-average discount rate	**5.6%**	5.5%	6.0%
Weighted-average expected long-term rate of return on assets	**8.0%**	8.0%	8.2%
Weighted-average rate of increase in future compensation	**3.5%**	3.5%	4.0%
Canada			
Weighted-average discount rate	**6.6%**	6.9%	6.9%
Weighted-average expected long-term rate of return on assets	**6.6%**	7.0%	7.5%
Weighted-average rate of increase in future compensation	**4.5%**	4.5%	4.5%

Combined costs for the Company's international defined benefit plans for the three years ended September 30, 2003 were as follows:

(in thousands)	2003	2002	2001
Net periodic pension cost:			
Service cost for benefits earned	**$ 3,687**	$ 2,874	$ 3,134
Interest cost on projected benefit obligation	**4,463**	3,558	3,544
Expected return on plan assets	**(3,979)**	(4,129)	(5,716)
Recognized gain on settlement			
Recognized actuarial loss (gain)	**72**	17	(10)
Net amortization and deferral	**1,407**	(72)	183
Net pension cost	**$ 5,650**	$ 2,248	$ 1,135

Postretirement Benefit Plans

The Company sponsors plans that provide certain health care and life insurance benefits for retired employees (primarily U.S.) who meet specified age and service requirements, and their eligible dependents. These plans are unfunded and the Company retains the right, subject to existing agreements, to modify or eliminate them.

The Company's postretirement medical benefit plan provides credits based on years of service that can be used to purchase coverage under the active employee plans. This plan effectively caps the Company's health care inflation rate at a 4% increase per year. The 1995 reduction in the accumulated postretirement benefit obligation of approximately $5.7 million due to this cap was amortized over the average period of future service to the date of full eligibility for such postretirement benefits of the active employees. The amount was fully amortized as of September 30, 2000. In 2002, the Company provided additional employer contributions, above the 4% cap, for covered retirees in order to reduce the level of required retiree contributions. These additional contributions were a deviation from the substantive plan for 2002 only and resulted in an additional $.2 million in net periodic post retirement benefits and cost for the fiscal year ended September 30, 2002.

Net periodic postretirement benefit costs for the three years ended September 30, 2003 included the following components:

(In thousands)	2003	2002	2001
Service cost for benefits attributed to service during the period	**$ 2,531**	$ 2,203	$ 1,546
Interest cost on accumulated postretirement benefit obligation	**2,208**	1,996	1,787
Amortization of prior service costs	**-**	-	-
Amortization of cumulative unrecognized net loss (gain)	**50**	150	(536)
Net periodic postretirement benefit cost	**$ 4,789**	$ 4,349	$ 2,797

The actuarial and recorded liabilities for these postretirement benefits were as follows at September 30, 2003 and 2002:

(In thousands)	2003	2002
Accumulated postretirement benefit obligation:		
Retirees	$ 5,265	$ 5,281
Fully eligible active plan participants	7,282	5,414
Other active plan participants	28,284	23,275
	40,831	33,970
Unrecognized cumulative net gain (loss)	(2,534)	193
Accrued postretirement benefit liability	$ 38,297	$ 34,163

The following provides a reconciliation of the benefit obligation:

(In thousands)	2003	2002
Change in benefit obligation		
Postretirement benefit obligation, beginning of year	$ 33,970	$ 29,524
Service cost	2,531	2,203
Interest cost	2,208	1,996
Actuarial loss	2,743	1,233
Benefits paid	(621)	(986)
Postretirement benefit obligation, end of year	$ 40,831	$ 33,970

The accumulated postretirement benefit obligation at September 30, 2003 and 2002 was determined using a discount rate of 5.85% and 6.50%, respectively, and a health care cost trend rate of 4%, reflecting the cap described above. Increasing the assumed health care cost trend rates by one percentage point would not have a material impact on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost because these benefits are effectively capped by the Company.

10. Commitments and Contingencies

Litigation

The Company, through performance of its service operations, is sometimes named as a defendant in litigation, usually relating to claims for bodily injuries or property damage (including claims for well or reservoir damage). The Company maintains insurance coverage against such claims to the extent deemed prudent by management. The Company believes that there are no existing claims that are likely to have a material adverse effect on the Company's financial position or results of operations for which it has not already provided.

Through acquisition the Company assumed responsibility for certain claims and proceedings made against the Western Company of North America, Nowsco Well Service Ltd. and OSCA in connection with their businesses. Some, but not all, of such claims and proceedings will continue to be covered under insurance policies of the Company's predecessors that were in place at the time of the acquisitions. Although the outcome of the claims and proceedings against the Company (including Western, Nowsco and OSCA) cannot be predicted with certainty, management believes that there are no existing claims or proceedings that are likely to have a material adverse effect on the Company's financial position or results of operations for which it has not already provided.

Chevron Phillips Litigation

On July 10, 2002, Chevron Phillips Chemical Company ("Chevron Phillips") filed a lawsuit against BJ Services Company ("BJ") for patent infringement in the United States District Court for the Southern District of Texas (Corpus Christi). The lawsuit relates to a patent issued in 1992 to the Phillips Petroleum Company ("Phillips"). This patent (the '477 patent) relates to a method for using enzymes to decompose used drilling mud. Although BJ has its own patents for remediating damage resulting from drill-in fluids (as opposed to drilling muds) in oil and gas formations (products and services for which are offered under the "Mudzyme" trademark), the Company approached Phillips for a license of the '477 patent. BJ was advised that Phillips had licensed this patent on an exclusive basis to Geo-Microbial Technologies, Inc. ("GMT"), a company co-owned by a former Phillips employee who is one of the inventors on the '477 patent, and that BJ should deal with GMT in obtaining a sublicense. BJ entered into a five year sublicense agreement with GMT in 1997.

Early in 2000, Phillips advised BJ that Phillips had reportedly terminated the license agreement between Phillips and GMT for GMT's non-payment of royalties and that BJ's sublicense had also been terminated. Even though BJ believes that its sublicense with GMT was not properly terminated and BJ's Mudzyme treatments may not be covered by the '477 patent, in 2000, BJ stopped offering its enzyme product for use on drilling mud and drill-in fluids in the U.S. Nevertheless, Chevron Phillips is claiming that the use of enzymes in fracturing fluids and other applications in the oil and gas industry falls under the '477 patent. Further, even though their patent is valid only in the United States, Chevron Phillips is requesting that the court award it damages for BJ's use of enzymes in foreign countries on the theory that oil produced from wells treated with enzymes is being imported into the United States.

The Company disputes Chevron Phillips' interpretation of the '477 patent and its theory of damages, and has vigorously defended itself against the allegations. On November 25th and 26th of 2002, the Court conducted a hearing regarding the scope and the interpretation of the claims in the '477 patent. Following the hearing, the Court issued a ruling on March 16, 2003, which we believe interprets the '477 patent in a manner that is consistent with BJ's position. Based on this ruling, BJ filed a Motion for Summary Judgment seeking a determination that fracturing fluids with enzymes do not come within the scope of the '477 patent. The Court granted this Motion on July 2, 2003. Subsequently, BJ filed a Motion for Summary Judgment relating to the use of Mudzymes outside of the United States. On September 22, 2003, the Court granted the Company' Motion and dismissed this portion of the Chevron Phillips' case. We have been advised by Chevron Phillips that they will appeal these rulings to the Court of Appeals to the Federal Circuit. Although these rulings from the District Court have been favorable to the Company's position, they could be overturned on appeal. Given the scope of these claims, the possibility of very costly litigation and even a substantial adverse verdict still exists. However, the Company does not presently believe it is likely that the results of this litigation will have a material adverse impact on the Company's financial position or results of operations.

Halliburton – Python Litigation

On June 27, 2002, Halliburton Energy Services, Inc. filed suit against BJ and Weatherford International, Inc. for patent infringement in connection with drillable bridge plug tools. These tools are used to isolate portions of a well for stimulation work, after which the plugs are milled out using coiled tubing or a workover rig. Halliburton claims that tools offered by BJ (under the trade name "Python") and Weatherford infringe two of its patents for a tool constructed of composite material. The lawsuit has been filed in the United States District Court for the Northern District of Texas (Dallas). Halliburton requested that the District Court issue a temporary restraining order and a preliminary injunction against both Weatherford and BJ to prevent either company from selling competing tools. On March 4, 2003, the District Court issued its opinion denying Halliburton's requests. The Court denied Halliburton's Motion to reconsider and Halliburton has filed an appeal with the Court of Appeals for the Federal Circuit.

The Company believes that the current design of the Python plug offered by BJ does not infringe any of the valid claims in the two Halliburton patents. The Company also believes that certain claims in the Halliburton patents are invalid based upon prior art demonstrated in products offered well before Halliburton filed for its patents. BJ's revenue from the sale of its Python tools since the inception of this product in the summer of 2001 is approximately $4 million. The Company believes that it has no liability for infringement of the Halliburton patents. Moreover, even if the patents are found to be enforceable and the Company is found to have infringed it, the Company does not believe it is likely that the results of this litigation will have a material adverse impact on the Company's financial position or the results of operations.

Halliburton – Vistar Litigation

On March 17, 2000, BJ Services Company filed a lawsuit against Halliburton Energy Services in the United States District Court for the Southern District of Texas (Houston). In the lawsuit, BJ alleged that a well fracturing fluid system used by Halliburton infringes a patent issued to BJ in January 2000 for a method of well fracturing referred to by BJ as "Vistar™". This case was tried in March and April of 2002. The jury reached a verdict in favor of BJ on April 12, 2002. The jury determined that BJ's patent was valid and that Halliburton's competing fluid system, Phoenix, infringed the BJ patent. The District Court has entered a judgment for $101.1 million and a permanent injunction preventing Halliburton from using its Phoenix system. On August 6, 2003, a three-judge panel of the Court of Appeals for the Federal Circuit in Washington, D.C. unanimously affirmed the judgment in BJ's favor. On October 17, 2003, the Federal Circuit denied Halliburton's request for a re-hearing. Halliburton has 90 days from that date to seek review of this case by the U.S. Supreme Court. As of September 30, 2003 the Company has not recorded any income related to this case and will not do so until the judgment is final.

Newfield Litigation

On April 4, 2002, a jury rendered a verdict adverse to OSCA in connection with litigation pending in the United States District Court for the Southern District of Texas (Houston). The lawsuit arose out of a blowout that occurred in 1999 on an offshore well owned by Newfield Exploration. The jury determined that OSCA's negligence caused or contributed to the blowout and that it was responsible for 86% of the damages suffered by Newfield. The total damage amount awarded to Newfield was $15.5 million (excluding pre- and post-judgement interest). The Court delayed entry of the final judgment in this case pending the completion of the related insurance coverage litigation filed by OSCA against certain of its insurers and its former insurance broker. The Court elected to conduct the trial of the insurance coverage issues based upon the briefs of the parties. In the interim, the related litigation filed by OSCA against its former insurance brokers for errors and omissions in connection with the policies at issue in this case has been stayed. On February 28, 2003, the Court issued its Final Judgement in connection with the Newfield claims, based upon the jury's verdict. The total amount of the verdict against OSCA is $15.6 million, inclusive of interest. At the same time, the Court issued its ruling on the related insurance dispute finding that OSCA's coverage for this loss is limited to $3.8 million. Motions for New Trial have been denied by the Judge and the case is now on appeal to the U.S. Court of Appeals for the Fifth Circuit, both with regard to the liability case and the insurance coverage issues. Great Lakes Chemical Corporation, which formerly owned the majority of the outstanding shares of OSCA, has agreed to indemnify BJ for 75% of any uninsured liability in excess of $3 million arising from the Newfield litigation. Taking this indemnity into account, the Company's share of the uninsured portion of the verdict is approximately $5.7 million. The Company is fully reserved for its share of this liability.

Environmental

Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, management has opted to remove the existing tanks. The Company has completed the removal of these tanks and has remedial cleanups in progress related to the tank removals. In addition, the Company is conducting environmental investigations and remedial actions at current and former company locations and, along with other companies, is currently named as a potentially responsible party at four third-party owned waste disposal sites. An accrual of approximately $3.3 million has been established for such environmental matters, which is management's best estimate of the Company's portion of future costs to be incurred. Insurance is also maintained for environmental liabilities in amounts which the Company's management believes are reasonable based on its knowledge of potential exposures.

The Company was notified on May 19, 2003, that misdemeanor criminal charges had been filed against it in connection with the illegal disposal of allegedly hazardous waste from its facility in Ardmore, Oklahoma. The Company's investigation of this incident concluded that a former employee at the facility, a product handler, had removed and improperly disposed of drums from the facility in September of 2001, without instructions from, or the knowledge of the management at this location. The product handler provided a written statement to the investigating authorities in which he admitted having disposed of the drums without instructions from anyone at the Company and that he knew that his actions were prohibited under law. The charges that have been filed against the Company carry potential fines of $50,000. The Company does not believe that it is criminally responsible for the actions of this former employee and intends to defend itself from these charges. The Company has begun discussions with the prosecuting authorities in an effort to resolve this matter.

Lease and Other Long-Term Commitments

In December 1999, the Company contributed certain pumping service equipment to a limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least six years, but not more than 13 years, at approximately $12 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company owns a 1% interest in the limited partnership. The transaction resulted in a gain that is being deferred and amortized over 13 years. The balance of the deferred gain was $33.9 million and $47.8 million as of September 30, 2003 and September 30, 2002, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in September 2003 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $9.2 million as of September 30, 2003. In September 2010, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $32 million.

In 1997, the Company contributed certain pumping service equipment to a limited partnership. The equipment is used to provide services to the Company's customers for which the Company pays a service fee over a period of at least eight years, but not more than 14 years at approximately $10 million annually. This is accounted for as an operating lease and is included in "Obligations under equipment financing arrangements" in the Contractual Obligations section below. The Company owns a 1% interest in the limited partnership. The transaction resulted in a gain that is being deferred and amortized over 12 years. The balance of the deferred gain was $16.0 and $18.8 million as of September 30, 2003 and September 30, 2002, respectively. The agreement permits substitution of equipment within the partnership as long as the implied fair value of the new property transferred in at the date of substitution equals or exceeds the implied fair value, as defined, of the current property in the partnership that is being replaced. The Company received partnership approval in October 2003 to substitute certain pumping service equipment and has accounted for it as an exchange of like-kind assets with no earnings impact since the earnings process has not yet culminated. As a result of the substitutions, the deferred gain was reduced by $14.1 million subsequent to September 30, 2003. In June 2009, the Company has the option, but not the obligation, to purchase the pumping service equipment for approximately $27 million.

At September 30, 2003, the Company had long-term operating leases and service fee commitments covering certain facilities and equipment, as well as other long-term commitments, with varying expiration dates. Minimum annual commitments for the years ended September 30, 2004, 2005, 2006, 2007 and 2008 are $62.4 million, $60.0 million, $56.0 million, $44.4 million and $35.2 million, respectively and $76.9 million in the aggregate thereafter.

Contractual Obligations

The Company routinely issues Parent Company Guarantees ("PCG's) in connection with service contracts entered into by the Company's subsidiaries. The issuance of these PCG's is frequently a condition of the bidding process imposed by the Company's customers for work in countries outside of North America. The PCG's typically provide that the Company guarantees the performance of the services by the Company's local subsidiary. The term of these PCG's varies with length of the services contract.

The Company arranges for the issuance of a variety of bank guarantees, performance bonds and standby letters of credit. The vast majority of these are issued in connection with contracts the Company, or a subsidiary, has entered into with its customers. The customer has the right to call on the bank guarantee, performance bond or standby letter of credit in the event that the Company, or the subsidiary, defaults in the performance of the services. These instruments are required as a condition to the Company, or the subsidiary, being awarded the contract, and are typically released upon completion of the contract. The balance of these instruments are predominantly standby letters of credit issued in connection with a variety of the Company's financial obligations, such as in support of fronted insurance programs, claims administration funding, certain employee benefit plans and temporary importation bonds. The following table summarizes the Company's other commercial commitments as of September 30, 2003:

	Amount of commitment expiration per period				
Other Commercial Commitments *(In thousands)*	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Standby letters of credit	$ 26,395	$ 26,347	$ -	$ -	$ 48
Guarantees	159,586	122,369	23,210	3,478	10,529
Total commercial commitments	$ 185,981	$ 148,716	$ 23,210	$ 3,478	$ 10,577

The following table summarizes the Company's contractual cash obligations and other commercial commitments as of September 30, 2003:

		Payments Due by Period			
Contractual Cash Obligations *(In thousands)*	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$ 493,754	$ -	$ 78,888	$ -	$ 414,866
Capital lease obligations	-	-	-	-	-
Operating leases	335	62	116	80	77
Obligations under equipment financing arrangements	165,580	22,590	47,710	47,614	47,666
Purchase obligations	-	-	-	-	-
Other long-term liabilities	14,303	542	1,084	1,084	11,593
Total contractual cash obligations	$ 673,972	$ 23,194	$ 127,798	$ 48,778	$ 474,202

11. Investment in Affiliates

The Company conducts some of its operations through investments in affiliates that are accounted for using the cost or equity method.

PD Mexicana Sociedad de Responsabilidad Limitada de Capital Variable ("PDM") – PDM was incorporated in January 2001. Its main activity is to provide drilling and integrated services to wells in development stage by means of a contract established with Pemex Exploracions y Produccion ("Pemex"). The sole purpose of PDM is to carry out and complete the Pemex contract, which expires in August 2005. BJ Service International, Inc. (a wholly owned subsidiary of the Company) and PD Holdings (a wholly owned subsidiary of Precision Drilling Corporation) each own 50% of PDM. Funding for PDM expenses is made on a basis consistent with the ownership percentages.

Societe Algerienne de Stimulation de Puits Producteurs d'Hydroncarbures ("BJSP") – the purpose of BJSP is to perform services such as casing, cementing, stimulation and well testing in Algeria. BJ Service International, Inc. (a wholly owned subsidiary of the Company) owns 49% of BJSP and L'Enterprise de Services aux Puits owns the remaining 51%. The current agreemement expires in July 2005 and can be extended by mutual agreement of the stockholders. Profits and losses are shared by the stockholders in proportion to their ownership percentages.

Societe de Services Industriels ("SSI") – BJ Services International Sarl (a wholly owned subsidiary of the Company) owns 50% of SSI and L'Air Liquide S.A. owns the remaining 50%. The stockholders share the profits and losses of SSI in proportion to their ownership percentages.

At September 30, 2003 and 2002, combined net accounts receivable reflected in our Consolidated Statement of Financial Position from unconsolidated affiliates totaled $14.3 million and $13.8 million, respectively. At September 30, 2003 and 2002, combined accounts payable reflected in our Consolidated Statement of Financial Position from unconsolidated affiliates totaled $0.2 million and $0.1 million, respectively. The Company's combined investment on September 30, 2003 and 2002 was $13.5 million and $12.4 million, respectively. The Company recognized revenue of $35.9 million, $34.8 million, and $18.0 million for the years ending September 30, 2003, 2002 and 2001, respectively, primarily for services performed on behalf of its equity affiliates.

12. Supplemental Financial Information

Supplemental financial information for the three years ended September 30, 2003 is as follows:

(In thousands)	**2003**	2002	2001
Consolidated Statement of Operations:			
Research and development expense	**$ 19,103**	$ 14,533	$ 14,327
Rent expense	**61,336**	56,678	60,700
Net foreign exchange loss (gain)	**(1,505)**	2,522	1,001
Consolidated Statement of Cash Flows:			
Income taxes paid	**$ 57,460**	$ 64,577	$ 31,359
Interest paid	**8,193**	5,812	11,261
Details of acquisitions:			
Fair value of assets acquired	**-**	125,729	18,907
Liabilities assumed	**-**	47,317	14,612
Goodwill	**-**	396,188	14,274
Cash paid for acquisitions, net of cash acquired	**-**	474,600	18,569

Other (expense) income, net for the three years ended September 30, 2003 is summarized as follows:

(In thousands)	2003	2002	2001
Rental income	**$ 219**	$ 142	$ 158
Minority interest	**(5,080)**	(4,916)	(6,803)
Non-operating net foreign exchange gain	**448**	78	240
Gain on insurance recovery	**1,694**	2,147	-
Gain on sale of equity investment	**-**	-	12,941
Loss from equity method investments	**(3,393)**	(3,317)	(2,010)
Accelerated recognition of debt issuance costs	**-**	-	(1,693)
Refund of indirect taxes	**1,344**	978	-
Dividend income	**171**	683	-
Other, net	**835**	980	884
Other (expense) income, net	**$ (3,762)**	$ (3,225)	$ 3,717

Accumulated other comprehensive income (loss) consists of the following:

(In thousands)	Minimum Pension Liability Adjustment	Cumulative Translation Adjustment	Total
Balance, October 1, 2000	$ (2,381)	$ 6,922	$ 4,541
Changes	(5,994)	(2,180)	(8,174)
Balance, September 30, 2001	$ (8,375)	$ 4,742	$ (3,633)
Changes	(21,585)	(4,655)	(26,240)
Balance, September 30, 2002	$ (29,960)	$ 87	$ (29,873)
Changes	(1,230)	21,456	20,226
Balance, September 30, 2003	**$ (31,190)**	**$ 21,543**	**$ (9,647)**

The tax effects allocated to each component of other comprehensive income is summarized as follows:

(In thousands)	Before-tax Amount	Tax(expense) Benefit	Net-of-tax Amount
Year Ended September 30, 2001:			
Foreign currency translation adjustment	$ (2,180)		$ (2,180)
Minimum pension liability adjustment	(9,222)	$ 3,228	(5,994)
Other comprehensive income	$ (11,402)	$ 3,228	$ (8,174)
Year Ended September 30, 2002:			
Foreign currency translation adjustment	$ (4,655)		$ (4,655)
Minimum pension liability adjustment	(31,571)	$ 9,986	(21,585)
Other comprehensive income	$ (36,226)	$ 9,986	$ (26,240)
Year Ended September 30, 2003:			
Foreign currency translation adjustment	**$ 21,456**		**$ 21,456**
Minimum pension liability adjustment	**(1,767)**	**$ 537**	**(1,230)**
Other comprehensive income	**$ 19,689**	**$ 537**	**$ 20,226**

13. Employee Stock Plans

Stock Option Plans: The Company's 1990 Stock Incentive Plan, 1995 Incentive Plan, 1997 Incentive Plan, and 2000 Incentive Plan (the "Plans") provide for the granting of options for the purchase of the Company's common stock ("Common Stock") and other performance based awards to officers, key employees and nonemployee directors. Options vest over three or four-year periods and are exercisable for periods ranging from one to ten years. An aggregate of 23,962,454 shares of Common Stock has been reserved for grants, of which 4,792,051 were available for future grants at September 30, 2003.

A summary of the status of the Company's stock option activity and related information for each of the three years ended September 30, 2003 is presented below:

(In thousands, except per share prices)	**2003**		2002		2001	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**7,242**	**$ 18.84**	4,423	$ 15.16	4,931	$ 8.38
Granted	**345**	**32.92**	4,113	21.97	1,341	30.09
Exercised	**(711)**	**14.48**	(442)	8.75	(1,738)	7.57
Forfeited	**(82)**	**24.15**	(852)	20.07	(111)	13.35
Outstanding at end of year	**6,794**	**19.95**	7,242	18.84	4,423	15.16
Options exercisable at year-end	**3,911**	**$ 16.69**	2,234	$ 14.04	1,461	$ 11.82
Weighted-average grant date fair value of options granted during the year		**$ 14.08**		$ 9.98		$ 15.03

The following table summarizes information about stock options outstanding as of September 30, 2003:

(in thousands, except per share prices and remaining life)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 5.40 - 8.10	1,600	4.8	$ 7.05	1,600	$ 7.05
8.15 - 12.15	126	3.4	11.39	126	11.39
12.16 - 18.23	348	4.6	17.32	341	17.30
18.24 - 27.34	3,225	5.0	21.73	1,127	21.92
27.35 - 37.05	1,495	4.6	31.25	717	30.64
	6,794	4.8	19.95	3,911	16.69

Stock Purchase Plan: The Company's 1990 Employee Stock Purchase Plan and 1999 Employee Stock Purchase Plan (together, the "Purchase Plan") allow all employees to purchase shares of the Company's Common Stock at 85% of market value on the first or last business day of the twelve-month plan period beginning each October, whichever is lower. Purchases are limited to 10% of an employee's regular pay. A maximum aggregate of 8,558,124 shares has been reserved under the Purchase Plan, 4,704,075 of which were available for future purchase at September 30, 2003. In October 2003, 494,982 shares were purchased at $22.10 and in October 2002, 661,215 shares were purchased at $15.12 per share.

SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for employee stock-based compensation plans at fair value as determined by generally recognized option pricing models such as the Black-Scholes model or a binomial model. Because of the inexact and subjective nature of deriving stock option values using these methods, the Company has adopted the disclosure-only provisions of SFAS 123 and continues to account for the Stock Option Plan and the Stock Purchase Plan as it has in the past using the intrinsic value method prescribed in Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the consolidated statement of statement of operations for the Company's employee stock option plans. In December 2002, SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure" was issued, which amended SFAS 123. This statement revises the disclosure provisions on an annual and interim basis to show the effect on reported results if the Company had applied the fair value recognition provisions of SFAS 123. The Company adopted these provisions as reflected in Note 2.

Stock Incentive Plan: Pursuant to the terms of the 1990 Stock Incentive Plan and 1997 Stock Incentive Plan, from 1993 through 2000 the Company granted a total of 1,767,814 Performance Units ("Units") to its officers. Each Unit represents the right to receive from the Company at the end of a stipulated period one unrestricted share of Common Stock, contingent upon achievement of certain financial performance goals over the stipulated period. Should the Company fail to achieve the specific financial goals as set by the Executive Compensation Committee of the Board of Directors, the Units are canceled and the related shares revert to the Company for reissuance under the plan. The aggregate fair market value of the underlying shares granted under this plan is considered unearned compensation at the time of grant and is adjusted quarterly based on the current market price for the Common Stock. Compensation expense is determined based on management's current estimate of the likelihood of meeting the specific financial goals and expensed ratably over the stipulated period. Between April 1995 and November 2000, a total of 1,061,730 Units were converted into Common Stock and issued to officers, 50,990 Units were deferred for later issuance and 371,192 Units were canceled. All of the 50,990 deferred Units were converted into Common Stock as of September 30, 2002. In June 2002, 41,771 shares were forfeited upon the retirement or resignation of former officers. On November 21, 2002, the Executive Compensation Committee of the Board of Directors reviewed the Company's performance for the three-year period ending September 30, 2002 and determined that the highest level of performance criteria was achieved for the Unit awards made in December 1999. Therefore, a total of 146,595 Units were converted into stock and issued to officers. In 2003, an additional 412 shares were forfeited upon the retirement of a former officer. On November 20, 2003, the Executive Compensation Committee of the Board of Directors reviewed the Company's performance for the three-year period ending September 30, 2003 and determined that the highest level of performance criteria was achieved for the Unit awards made in November 2000. Therefore, a total of 95,126 Units were converted into stock and issued to officers.

14. Stockholders' Equity

Stockholder Rights Plan: The Company has a Stockholder Rights Plan (the "Rights Plan") designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of its stockholders. Under this plan, as amended, each outstanding share of Common Stock includes one-quarter of a preferred share purchase right ("Right") that becomes exercisable under certain circumstances, including when beneficial ownership of the Common Stock by any person, or group, equals or exceeds 15% of the Company's outstanding Common Stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $520, subject to adjustment under certain circumstances. As a result of stock splits effected in the form of stock dividends in 1998 and 2001, one Right is associated with four outstanding shares of Common Stock. The purchase price for the one-fourth of a Right associated with one share of Common Stock is effectively $130. Upon the occurrence of certain events specified in the Rights Plan, each holder of a Right (other than an Acquiring Person) will have the right, upon exercise of such Right, to receive that number of shares of Common Stock of the Company (or the surviving corporation) that, at the time of such transaction, would have a market price of two times the purchase price of the Right. The Rights Plan was amended September 26, 2002, to extend the expiration date of the Rights to September 26, 2012 and increase the purchase price of the Rights. No shares of Series A Junior Participating Preferred Stock have been issued by the Company at September 30, 2003.

Stock Split: At a special meeting on May 10, 2001, the Company's stockholders approved an amendment to the Company's charter increasing the number of authorized shares of Common Stock from 160 million to 380 million shares. This allowed the Company to effect a 2 for 1 stock split (in the form of a dividend) previously authorized by the Board of Directors on March 22, 2001. The distribution on May 31, 2001 increased the number of shares outstanding from 82,283,861 to 164,567,722. All share and per share data, including stock option and stock purchase plan information have been restated to reflect the stock split.

Treasury Stock: In December 1997, the Board of Directors approved a share repurchase program authorizing purchases of up to $150 million of Common Stock at the discretion of the Company's management. The Board subsequently increased the authorized amount to $300 million in May 1998, to $450 million in September 2000, to $600 million in July 2001 and again to $750 million in October 2001. Under this program, the Company repurchased 19,807,000 shares at a cost of $396.9 million through fiscal 2001 and 4,376,000 shares at a cost of $102.1 million during fiscal 2002.

Convertible Senior Notes: On April 24, 2002, the Company sold convertible senior notes with a face value at maturity of $516.4 million (gross proceeds of $408.4 million). See Note 5.

15. Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year Total
Fiscal Year 2003:					
Revenue	**$ 473,124**	**$ 534,580**	**$ 546,576**	**$ 588,597**	**$ 2,142,877**
Gross profit [1]	**88,077**	**109,184**	**112,760**	**126,501**	**436,522**
Net income	**33,470**	**44,808**	**49,544**	**60,355**	**188,177**
Earnings per share:					
Basic	**.21**	**.28**	**.31**	**.38**	**1.19**
Diluted	**.21**	**.28**	**.31**	**.37**	**1.17**
Fiscal Year 2002[2]:					
Revenue	$ 510,061	$ 442,388	$ 439,646	$ 473,701	$ 1,865,796
Gross profit [1]	136,884	91,372	77,777	87,748	393,781
Net income	66,941	38,954	27,689	32,911	166,495
Earnings per share:					
Basic	.42	.25	.18	.21	1.06
Diluted	.42	.24	.17	.21	1.04

(1) Represents revenue less cost of sales and services and research and engineering expenses.
(2) Beginning June 1, 2002, amounts include results from the OSCA acquisition (see Note 3).

16. Subsequent Events

On November 26, 2003, the Company completed the acquisition of Cajun Tubular Services, Inc. ("Cajun") for a total purchase price of $8.1 million (net of cash). Cajun, located in Lafayette, Louisiana, provides tubular running, testing and torque monitoring services to the Gulf of Mexico market. This acquisition was accounted for using the purchase method of accounting.

On December 2, 2003, the Company acquired the assets and business of Petro-Drive, a division of Grant Prideco, Inc., for a total purchase price of $7 million. Petro-Drive, located in Lafayette, Louisiana, is a leading provider of hydraulic and diesel hammer services to the Gulf of Mexico market and select markets internationally. This acquisition was accounted for using the purchase method of accounting.

The Board of Directors approved the 2003 Incentive Plan which permits the granting of stock options, stock based awards and cash awards to employees, officers and non-employee directors. An aggregate of up to 4,000,000 shares of Common Stock may be issued under the 2003 Incentive Plan.

Corporate Information

Transfer Agent and Registrar:

Shareholder questions can be answered by contacting the Company's Transfer Agent.

The Bank of New York
1-800-524-4458

E-Mail Address:
shareowner-svcs@bankofny.com

Address Shareholder Inquiries To:
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Answers to many of your shareholder questions and requests for forms are available by visiting The Bank of New York's Website at:
http://www.stockbny.com

Stock Exchange Listings:

New York Stock Exchange
Chicago Board Options Exchange
Ticker Symbol "BJS" (Common Stock)

Independent Auditors:

Deloitte & Touche LLP
Houston, Texas

Form 10-K:

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available by writing to:
Robert C. Coons
Director of Corporate Communications
BJ Services Company
P.O. Box 4442
Houston, Texas 77210-4442
Visit our Website: www.bjservices.com

Annual Meeting:

The Company's Annual Meeting of Stockholders will be held at 11:00 a.m. on January 22, 2004 at
The Westin Galleria Hotel
5060 West Alabama St., Houston, Texas 77056
(713) 960-8100

The Company's corporate governance guidelines, the charters of the Nominating, Audit, and Executive Compensation Committees of the Board of Directors of the Company, and the Company's Supplemental Code of Ethics for Directors and Officers are available on the Company's website. This information is available in print to any shareholder who requests it. The information is also filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2003.



BJ Services Company
5500 N.W. Central Drive
P.O. Box 4442
Houston, Texas 77210-4442